1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                 Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Six Months Ended June 30, 2007 and 2006 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2007 and 2006, and have expressed an unqualified opinion on the consolidated financial statements.
July 12, 2007

Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$143,256,382	23	$127,713,018	22
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	172,240	—	322,456	—
Available-for-sale financial assets (Notes 2, 3 and 6)	15,259,717	3	62,102,387	11
Held-to-maturity financial assets (Notes 2 and 7)	9,909,497	2	5,738,737	1
Receivables from related parties (Note 23)	20,675,167	3	22,909,889	4
Notes and accounts receivable	16,923,301	3	19,713,819	4
Allowance for doubtful receivables (Note 2)	(694,039)	—	(975,704)	—
Allowance for sales returns and others (Note 2)	(2,595,838)	—	(5,571,076)	(1)
Other receivables from related parties (Note 23)	1,280,419	—	1,659,482	—
Other financial assets	545,717	—	872,627	—
Inventories, net (Notes 2 and 8)	21,677,958	3	18,375,580	3
Deferred income tax assets (Notes 2 and 16)	5,622,000	1	6,084,277	1
Prepaid expenses and other current assets	1,197,661	—	954,026	—

Total current assets	233,230,182	38	259,899,518	45

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 9 and 10)
Investments accounted for using equity method	105,071,276	17	54,000,233	9
Available-for-sale financial assets	4,518,721	1	4,873,970	1
Held-to-maturity financial assets	20,788,140	3	23,524,067	4
Financial assets carried at cost	747,218	—	818,969	—

Total long-term investments	131,125,355	21	83,217,239	14

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	99,707,179	16	91,815,148	16
Machinery and equipment	550,470,017	89	484,487,876	84
Office equipment	8,908,044	1	8,090,185	1

	659,085,240	106	584,393,209	101
Accumulated depreciation	(452,483,898)	(73)	(388,228,761)	(67)
Advance payments and construction in progress	31,434,579	5	27,054,673	5

Net property, plant and equipment	238,035,921	38	223,219,121	39

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 12)	5,179,415	1	6,163,992	1

Total intangible assets	6,747,171	1	7,731,748	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	8,489,812	1	7,394,956	1
Refundable deposits	2,552,561	1	83,655	—
Assets leased to others, net (Note 2)	64,278	—	70,012	—
Others	—	—	6,789	—

Total other assets	11,106,651	2	7,555,412	1

TOTAL	$620,245,280	100	$581,623,038	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$3,460	—	$599,909	—
Accounts payable	7,497,105	1	6,772,076	1
Payables to related parties (Note 23)	3,108,623	1	3,281,423	—
Income tax payable (Notes 2 and 16)	4,410,166	1	4,486,901	1
Cash dividends and bonus payable (Note 18)	82,061,862	13	65,257,190	11
Payables to contractors and equipment suppliers	16,515,598	3	16,952,057	3
Accrued expenses and other current liabilities (Note 14)	9,835,302	1	7,385,228	1
Current portion of bonds payable (Note 13)	4,500,000	1	2,500,000	1

Total current liabilities	127,932,116	21	107,234,784	18

LONG-TERM LIABILITIES
Bonds payable (Note 13)	12,500,000	2	17,000,000	3
Other long-term payables (Note 14)	1,343,935	—	1,458,603	—
Other payables to related parties (Notes 23 and 25)	—	—	1,085,366	—

Total long-term liabilities	13,843,935	2	19,543,969	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,583,542	1	3,484,350	1
Guarantee deposits (Note 25)	3,001,515	—	3,354,046	1
Deferred credits (Notes 2 and 23)	997,610	—	1,173,542	—

Total other liabilities	7,582,667	1	8,011,938	2

Total liabilities	149,358,718	24	134,790,691	23

CAPITAL STOCK — $10 PAR VALUE
Authorized: 28,050,000 thousand shares in 2007 27,050,000 thousand shares in 2006
Issued: 26,423,517 thousand shares in 2007 25,823,357 thousand shares in 2006	264,235,168	43	258,233,569	44

CAPITAL SURPLUS (Notes 2 and 18)	53,725,604	8	53,822,486	9

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	56,406,684	9	43,705,711	8
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	96,973,825	16	92,376,976	16

	154,010,059	25	136,723,429	24

OTHERS (Notes 2, 3, 20 and 22)
Cumulative translation adjustments	(613,674)	—	(1,145,616)	—
Unrealized gain on financial instruments	447,480	—	116,554	—
Treasury stock: 34,096 thousand shares in 2007 and 33,926 thousand shares in 2006	(918,075)	—	(918,075)	—

	(1,084,269)	—	(1,947,137)	—

Total shareholders’ equity	470,886,562	76	446,832,347	77

TOTAL	$620,245,280	100	$581,623,038	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$138,166,350		$161,789,754

SALES RETURNS AND ALLOWANCES (Note 2)	1,967,831		3,269,063

NET SALES	136,198,519	100	158,520,691	100

COST OF SALES (Notes 17 and 23)	81,342,396	60	80,991,942	51

GROSS PROFIT	54,856,123	40	77,528,749	49

UNREALIZED GROSS PROFIT FROM AFFILIATES	178,259	—	—	—

REALIZED GROSS PROFIT	54,677,864	40	77,528,749	49

OPERATING EXPENSES (Notes 17 and 23)
Research and development	7,279,536	5	7,255,721	4
General and administrative	3,436,220	2	3,379,438	2
Marketing	705,335	1	1,053,473	1

Total operating expenses	11,421,091	8	11,688,632	7

INCOME FROM OPERATIONS	43,256,773	32	65,840,117	42

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 9)	1,983,358	2	3,404,382	2
Interest income (Note 2)	1,447,702	1	1,910,958	1
Settlement income (Note 25)	491,385	1	483,734	1
Technical service income (Notes 23 and 25)	353,441	—	344,601	—
Foreign exchange gain, net (Note 2)	214,508	—	—	—
Rental income (Note 23)	200,453	—	100,858	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	144,800	—	257,239	—
Valuation gain on financial instruments, net (Notes 2, 5 and 22)	134,930	—	—	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 22)	—	—	468,482	—
Others (Note 23)	287,575	—	71,693	—

Total non-operating income and gains	5,258,152	4	7,041,947	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 22)	$480,606	1	$—	—
Interest expense	300,973	—	330,600	—
Foreign exchange loss, net (Note 2)	—	—	1,250,047	1
Valuation loss on financial instruments, net (Notes 2, 5 and 22)	—	—	277,453	—
Others (Note 2)	29,957	—	117,909	—

Total non-operating expenses and losses	811,536	1	1,976,009	1

INCOME BEFORE INCOME TAX	47,703,389	35	70,906,055	45

INCOME TAX EXPENSE (Notes 2 and 16)	3,380,808	2	4,051,241	3

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	44,322,581	33	66,854,814	42

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF $82,062 THOUSAND (Note 3)	—	—	(246,186)	—

NET INCOME	$44,322,581	33	$66,608,628	42

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$1.81	$1.68	$2.68	$2.53

Diluted earnings per share	$1.81	$1.68	$2.67	$2.52

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2007	2006
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$44,424,343	$66,937,134

NET INCOME	$44,424,343	$66,690,948

EARNINGS PER SHARE (NT$)
Basic earnings per share	$1.68	$2.53

Diluted earnings per share	$1.68	$2.52

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury		Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Equity
BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$(1,547,625)	$507,981,284

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)

Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2007	—	—	—	—	—	44,322,581	44,322,581	—	—	—	—	44,322,581

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	68,411	—	—	—	—	—	—	—	—	68,411

Translation adjustments	—	—	—	—	—	—	—	577,491	—	—	577,491	577,491

Issuance of stock from exercising employee stock options	7,401	74,006	222,824	—	—	—	—	—	—	—	—	296,830

Cash dividends received by subsidiaries from the Company	—	—	101,762	—	—	—	—	—	—	—	—	101,762

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(83,408)	—	(83,408)	(83,408)

Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(30,727)		(30,727)	(30,727)

BALANCE, JUNE 30, 2007	26,423,517	$264,235,168	$53,725,604	$56,406,684	$629,550	$96,973,825	$154,010,059	$(613,674)	$447,480	$(918,075)	$(1,084,269)	$470,886,562

(Continued)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury		Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Equity
BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$(1,558,817)	$445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)

Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2006	—	—	—	—	—	66,608,628	66,608,628	—	—	—	—	66,608,628

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	87,920	—	—	—	—	—	—	—	—	87,920

Translation adjustments	—	—	—	—	—	—	—	(504,874)	—	—	(504,874)	(504,874)

Issuance of stock from exercising employee stock options	8,219	82,186	243,864	—	—	—	—	—	—	—	—	326,050

Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	—	82,320

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(191,469)	—	(191,469)	(191,469)

Equity in the valuation gain on available-for- sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	308,023	—	308,023	308,023

BALANCE, JUNE 30, 2006	25,823,357	$258,233,569	$53,822,486	$43,705,711	$640,742	$92,376,976	$136,723,429	$(1,145,616)	$116,554	$(918,075)	$(1,947,137)	$446,832,347

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44,322,581	$66,608,628
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,293,514	32,154,504
Unrealized gross profit from affiliates	178,259	—
Amortization of premium/ discount of financial assets	(64,051)	43,781
Gain on disposal of available-for-sale financial assets, net	(233,970)	(1,116)
Gain on disposal of property, plant and equipment and other assets, net	(142,673)	(248,243)
Equity in earnings of equity method investees, net	(1,983,358)	(3,404,382)
Loss on idle assets	—	37,283
Deferred income tax	(518,685)	293,722
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(134,930)	1,424,079
Receivables from related parties	(3,805,658)	(1,859,285)
Notes and accounts receivable	(645,137)	877,999
Allowance for doubtful receivables	3,108	(640)
Allowance for sales returns and others	(155,227)	1,301,107
Other receivables from related parties	(145,024)	473,280
Other financial assets	107,743	233,403
Inventories	(2,525,744)	(2,117,625)
Prepaid expenses and other current assets	23,538	217,747
Increase (decrease) in:
Accounts payable	1,353,426	(1,280,030)
Payables to related parties	(218,293)	24,117
Income tax payable	(3,440,252)	671,013
Accrued expenses and other current liabilities	1,421,840	(645,267)
Accrued pension cost	53,426	22,958
Deferred credits	(47,872)	(47,872)

Net cash provided by operating activities	69,696,561	94,779,161

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(2,151,252)	(64,826,510)
Held-to-maturity financial assets	—	(7,754,790)
Financial assets carried at cost	(34,375)	(11,479)
Investments accounted for using equity method	(2,054,634)	(274,687)
Property, plant and equipment	(38,511,341)	(32,170,773)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	15,163,560	44,101,660
Held-to-maturity financial assets	6,825,120	7,837,000
Property, plant and equipment and other assets	4,787	710,702
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
Proceeds from return of capital by investees	$44,258	$102,662
Increase in deferred charges	(1,322,268)	(693,239)
Increase in refundable deposits	(1,246,327)	(13)

Net cash used in investing activities	(23,282,472)	(52,979,467)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in guarantee deposits	(808,446)	461,101
Repayment of long-term bonds payable	(2,500,000)	—
Proceeds from exercise of employee stock options	296,830	326,050
Bonus to directors and supervisors	(285,800)	(257,410)

Net cash provided by (used in) financing activities	(3,297,416)	529,741

NET INCREASE IN CASH AND CASH EQUIVALENTS	43,116,673	42,329,435

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	100,139,709	85,383,583

CASH AND CASH EQUIVALENTS, END OF PERIOD	$143,256,382	$127,713,018

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$420,000

Income tax paid	$7,330,375	$2,994,232

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS

Acquisition of property, plant and equipment	$44,357,416	$40,263,600
Increase in payables to contractors and equipment suppliers	(5,846,075)	(8,092,827)

Cash paid	$38,511,341	$32,170,773

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$2,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$2,433,227	$940,123

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of June 30, 2007 and 2006, the Company had 20,572 and 20,357 employees, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-Sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Except structured time deposits whose fair value is estimated using valuation techniques, fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the period, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-Maturity Financial Assets
Financial securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets. The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees that the record such gains or losses until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment and Assets Leased to Others
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: Buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Research and Development
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current period’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock
The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Recent Accounting Pronouncement
Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Assets”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. The adoption of the SFAS did not have an effect on the Company’s financial statements as of and for the six months ended June 30, 2007.
3. ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.
The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.
The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative Effect of
	Changes in Accounting	Recognized as a
	Principles	Separate Component of
	(Net of Tax)	Shareholders’ Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$31,267 thousand, a decrease in net income of NT$277,453 thousand, and a decrease in basic earnings per share (after income tax) of NT$0.01, for the six months ended June 30, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the six months ended June 30, 2006.
4. CASH AND CASH EQUIVALENTS

	June 30
	2007	2006
Cash and deposits in banks	$84,229,386	$67,694,314
Repurchase agreements collaterized by government bonds	58,429,635	59,351,764
Asset-backed commercial papers	597,361	—
Corporate notes	—	666,940

	$143,256,382	$127,713,018

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2007	2006
Derivatives — financial assets

Forward exchange contracts	$15,335	$—
Cross currency swap contracts	156,905	322,456

	$172,240	$322,456

Derivatives — financial liabilities

Forward exchange contracts	$3,460	$8,265
Cross currency swap contracts	—	591,644

	$3,460	$599,909

The Company entered into derivative contracts during the six months ended June 30, 2007 and 2006 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts as of June 30, 2007 and 2006:

Contract
Amount
	Maturity Date	(in Thousands)
June 30, 2007

Sell EUR/buy NT$	July 2007 to July 2008	EUR 50,700

June 30, 2006

Sell US$/buy NT$	July 2006	US$ 10,000
Sell EUR/buy US$	July 2006	EUR 10,000

Outstanding cross currency swap contracts as of June 30, 2007 and 2006:

				Range of
	Contract Amount		Range of	Interest Rates
Maturity Date	(in Thousands)		Interest Rates Paid	Received
June 30, 2007

July 2007 to August 2007	US$	765,000	2.36%-5.43%	1.70%-4.21%

June 30, 2006

July 2006 to September 2006	US$	2,266,000	2.40%-5.57%	0.60%-2.78%
For the six months ended June 30, 2007 and 2006, net losses and net gains arising from derivative financial instruments were NT$579,646 thousand (including realized settlement losses of NT$714,576 thousand and valuation gains of NT$134,930 thousand) and NT$189,913 thousand (including realized settlement gains of NT$467,366 thousand and valuation losses of NT$277,453 thousand), respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2007	2006
Open-end mutual funds	$10,971,467	$22,157,124
Corporate bonds	4,176,057	14,297,001
Government bonds	4,133,533	4,831,843
Structured time deposits	497,381	498,190
Agency bonds	—	13,787,394
Corporate issued asset-backed securities	—	10,921,185
Money market funds	—	385,937
Corporate notes	—	97,683

	19,778,438	66,976,357
Current portion	(15,259,717)	(62,102,387)

	$4,518,721	$4,873,970

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. In the second half year of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal
	Amount	Carrying Amount	Interest Rate	Maturity Date
June 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$497,381	1.76%	March 2008

June 30, 2006

Step-up callable deposits
Domestic deposits	$500,000	$498,190	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2007	2006
Corporate bonds	$11,968,229	$12,895,132
Structured time deposits	10,047,000	11,127,780
Government bonds	8,682,408	5,239,892

	30,697,637	29,262,804
Current portion	(9,909,497)	(5,738,737)

	$20,788,140	$23,524,067

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal		Range of
	Amount	Interest Receivable	Interest Rates	Maturity Date
June 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,267	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,928,200	4,556	(See below)	September 2009 to December 2009
Foreign deposits	2,618,800	4,828	(See below)	October 2009 to December 2009

	$10,047,000	$22,651

June 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$27,016	1.40%-2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,887,880	4,725	(See below)	September 2009 to December 2009
Foreign deposits	3,239,900	4,914	(See below)	October 2009 to January 2010

	$11,127,780	$36,655

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of June 30, 2007 and 2006, the principal of the deposits that resided in banks located in Hong Kong amounted to US$60,000 thousand and US$80,000 thousand, respectively; the principal of those resided in banks located in Singapore amounted to US$20,000 thousand.
8. INVENTORIES, NET

	June 30
	2007	2006
Finished goods	$4,545,835	$4,163,346
Work in process	16,447,979	13,243,014
Raw materials	1,137,465	1,236,095
Supplies and spare parts	421,597	537,546

	22,552,876	19,180,001
Allowance for losses	(874,918)	(804,421)

	$21,677,958	$18,375,580

9. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2007		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global (Note 6)	$43,613,633	100	$—	—
TSMC International Investment Ltd. (TSMC International)	27,053,657	100	25,984,419	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	8,799,540	100	9,093,788	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,289,538	39	5,094,733	32
Vanguard International Semiconductor Corporation (VIS)	5,637,861	27	5,087,101	27
TSMC Partners, Ltd. (TSMC Partners)	4,567,193	100	4,225,071	100
TSMC North America (TSMC-North America)	2,207,039	100	1,790,365	100
Xintec Inc. (Xintec)	1,366,816	43	—	—
VentureTech Alliance Fund II, L.P. (VTAF II)	858,453	98	707,835	98
VentureTech Alliance Fund III, L.P. (VTAF III)	756,146	98	145,055	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	717,200	99	1,050,087	99
Global UniChip Corporation (GUC)	694,111	38	447,762	45
Chi Cherng Investment Co., Ltd. (Chi Cherng)	168,359	36	113,574	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	166,857	36	113,246	36
TSMC Japan Limited (TSMC-Japan)	94,250	100	96,536	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	65,109	100	36,909	100
TSMC Korea Limited (TSMC-Korea)	15,514	100	13,752	100

	$105,071,276		$54,000,233

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand; the percentage of ownership increased from 32% to 39%.
In January 2007, the Company acquired 90,526 thousand shares in Xintec, representing 43% of the total common shares, for NT$1,357,890 thousand.
For the six months ended June 30, 2007 and 2006, net equity in earnings of NT$1,983,358 thousand and NT$3,404,382 thousand was recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.
10. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2007	2006
Non-publicly traded stocks	$364,913	$472,500
Funds	382,305	346,469

	$747,218	$818,969

11. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of the following:

	June 30
	2007	2006
Buildings	$53,445,978	$46,538,174
Machinery and equipment	392,217,826	335,618,032
Office equipment	6,820,094	6,072,555

	$452,483,898	$388,228,761

No interest was capitalized during the six months ended June 30, 2007 and 2006.
12. DEFERRED CHARGES, NET

	June 30
	2007	2006
Technology license fees	$3,723,447	$4,708,484
Software and system design costs	1,155,163	1,401,428
Others	300,805	54,080

	$5,179,415	$6,163,992

13. BONDS PAYABLE

	June 30
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	17,000,000	19,500,000
Current portion	(4,500,000)	(2,500,000)

	$12,500,000	$17,000,000

As of June 30, 2007, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007 (4th quarter)	$4,500,000
2009	8,000,000
2012	4,500,000

$17,000,000

14. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of June 30, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007 (3rd and 4th quarter)	$2,094,747
2008	743,575
2009	338,480
2010	338,480
2011	261,880

3,777,162
Current portion (classified under accrued expenses and other current liabilities)	(2,433,227)

$1,343,935

15. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$298,794 thousand and NT$ 309,691 thousand for the six months ended June 30, 2007 and 2006, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund). which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China. The Company recognized pension costs of NT$162,308 thousand and NT$152,702 thousand for the six months ended June 30, 2007 and 2006, respectively.
Changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Six Months Ended June 30
	2007	2006
The Fund
Balance, beginning of period	$1,913,002	$1,658,864
Contributions	111,502	131,250
Interest	46,279	34,384
Payments	—	(4,677)

Balance, end of period	$2,070,783	$1,819,821

Accrued pension cost
Balance, beginning of period	$3,530,116	$3,461,392
Accruals	53,426	22,958

Balance, end of period	$3,583,542	$3,484,350

16. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2007	2006
Income tax expense based on “income before income tax” at statutory rate (25%)	$11,925,847	$17,726,514
Tax effect of the following:
Tax-exempt income	(2,770,225)	(6,411,975)
Temporary and permanent differences	(320,582)	(721,070)
Additional tax at 10% on unappropriated earnings	2,686,561	1,156,130
Cumulative effect of changes in accounting principles	—	(82,062)
Investment tax credits used	(7,260,151)	(7,462,975)

Income tax currently payable	$4,261,450	$4,204,562

b. Income tax expense consisted of the following:

	Six Months Ended June 30
	2007	2006
Income tax currently payable	$4,261,450	$4,204,562
Other income tax adjustments	(361,957)	(447,043)
Net change in deferred income tax assets
Investment tax credits	3,082,172	2,756,331
Temporary differences	(760,228)	(1,423,579)
Valuation allowance	(2,840,629)	(1,039,030)

Income tax expense	$3,380,808	$4,051,241

c.	Net deferred income tax assets consisted of the following:

	June 30
	2007	2006
Current deferred income tax assets
Investment tax credits	$5,622,000	$6,084,277

Noncurrent deferred income tax assets
Investment tax credits	$11,252,720	$15,025,163
Temporary differences	1,600,692	741,309
Valuation allowance	(4,363,600)	(8,371,516)

	$8,489,812	$7,394,956

d.	Integrated income tax information:
The balance of the imputation credit account as of June 30, 2007 and 2006 was NT$2,759,715 thousand and NT$743,590 thousand, respectively.
The creditable ratios for distribution of earnings of 2006 and 2005 were 5.23% (expected) and 2.88%, respectively.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2007, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$238,012	$—	2007
		3,177,526	—	2008
		6,029,482	5,114,037	2009
		6,424,473	6,424,473	2010
		832,574	832,574	2011

		$16,702,067	$12,371,084

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Research and development expenditures	$1,245,142	$—	2007
		1,627,095	—	2008
		1,534,230	1,534,230	2009
		1,944,546	1,944,546	2010
		869,050	869,050	2011

		$7,220,063	$4,347,826

Statute for Upgrading Industries	Personnel training expenditures	$16,197	$—	2007
		40,734	—	2008
		40,442	40,442	2009
		35,564	35,564	2010

		$132,937	$76,006

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

(Concluded)
g.	The profits generated from the following projects are exempt from income tax for a four-year or five-year period:

Tax-Exemption Period
Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
h.	The tax authorities have examined income tax returns of the Company through 2004.
17. LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,405,268	$2,160,377	$6,565,645
Labor and health insurance	277,788	150,831	428,619
Pension	298,525	162,577	461,102
Meal	213,703	80,294	293,997
Welfare	109,186	66,138	175,324
Others	62,796	3,017	65,813

	$5,367,266	$2,623,234	$7,990,500

Depreciation	$33,044,630	$1,919,406	$34,964,036

Amortization	$905,291	$403,390	$1,308,681

	Six Months Ended June 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,183,360	$2,144,658	$7,328,018
Labor and health insurance	340,274	167,998	508,272
Pension	309,451	152,942	462,393
Meal	225,304	76,220	301,524
Welfare	94,186	48,784	142,970
Others	103,858	12,901	116,759

	$6,256,433	$2,603,503	$8,859,936

Depreciation	$29,319,569	$1,617,095	$30,936,664

Amortization	$722,358	$479,323	$1,201,681

18. SHAREHOLDERS’ EQUITY
As of June 30, 2007, 1,134,382 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,671,912 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.
Capital surplus consisted of the following:

	June 30
	2007	2006
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,422,365	19,788,594
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	448,264	280,679
Donations	55	55

	$53,725,604	$53,822,486

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2006 and 2005 had been approved in the shareholders’ meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005
Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

The shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$ 774,891 thousand.

The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.39% of the Company’s total outstanding common shares as of December 31, 2006 and 2005, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
19. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2007.
Information about outstanding options for the six months ended June 30, 2007 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(7,401)	40.1
Options canceled	(598)	45.2

Balance, end of period	45,909	37.6

Six months ended June 30, 2006

Balance, beginning of period	67,758	39.4
Options granted	2,517	39.7
Options exercised	(8,219)	39.7
Options canceled	(2,304)	44.5

Balance, end of period	59,752	39.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans. The options granted were the result of the aforementioned adjustment.
As of June 30, 2007, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
	Options (in	Contractual	Price	Options (in	Price
Range of Exercise Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$25.9-$36.4	30,754	3.66	$33.2	30,754	$33.2
$38.9-$51.3	15,155	5.41	46.6	9,264	46.3

	45,909		37.6	40,018	36.2

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2007 and 2006. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company would have been as follows:

	Six Months Ended June 30
	2007	2006
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
Net income:
Net income as reported	$44,322,581	$66,608,628
Pro forma net income	44,287,092	66,552,140
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.68	$2.53
Pro forma basic EPS	1.68	2.52
Diluted EPS as reported	1.68	2.52
Pro forma diluted EPS	1.68	2.52
20. TREASURY STOCK
(Shares in Thousands)

	Beginning	Stock		Ending
	Shares	Dividend	Disposal	Shares
Six months ended June 30, 2007

Parent company stock held by subsidiaries	33,926	170	—	34,096

Six months ended June 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

As of June 30, 2007 and 2006, the book value of the treasury stock was NT$918,075 thousand each; the market value was NT$2,417,400 thousand and NT$1,952,452 thousand, respectively. The Company’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.
21. EARNINGS PER SHARE

	Six Months Ended June 30
	2007		2006
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$1.81	$1.68	$2.69	$2.54
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$1.81	$1.68	$2.68	$2.53

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$1.81	$1.68	$2.68	$2.53
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$1.81	$1.68	$2.67	$2.52

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2007

Basic EPS
Income available to shareholders	$47,703,389	$44,322,581	26,385,050	$1.81	$1.68

Effect of dilutive potential common stock — stock options	—	—	23,482

Diluted EPS
Income available to shareholders (including effect of dilutive potential common stock)	$47,703,389	$44,322,581	26,408,532	$1.81	$1.68

Six months ended June 30, 2006

Basic EPS
Income available to shareholders	$70,577,807	$66,608,628	26,371,073	$2.68	$2.53

Effect of dilutive potential common stock — stock options	—	—	22,850

Diluted EPS
Income available to shareholders (including effect of dilutive potential common stock)	$70,577,807	$66,608,628	26,393,923	$2.67	$2.52

22. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$172,240	$172,240	$322,456	$322,456
Available-for-sale financial assets	19,778,438	19,778,438	66,976,357	66,976,357
Held-to-maturity financial assets	30,697,637	30,616,918	29,262,804	28,857,510
Investments accounted for using equity method (with market price)	6,331,972	28,683,049	5,087,101	9,567,918

Liabilities

Financial liabilities at fair value through profit or loss	3,460	3,460	599,909	599,909
Bonds payable (including current portion)	17,000,000	17,241,349	19,500,000	19,888,147
Other long-term payable (including current portion)	3,777,162	3,777,162	3,484,092	3,484,092
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	Gains and losses recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$134,930 thousand NT$277,453 thousand for the six months ended June 30, 2007 and 2006, respectively.

d.	As of June 30, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$50,648,315 thousand and NT$96,561,617 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$3,460 thousand and NT$599,909 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$6,547,000 thousand and NT$7,127,780 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$150,562 thousand and an unrealized loss of NT$190,353 thousand directly in shareholders’ equity for the changes in fair value of available-for-sale financial assets for the six months ended June 30, 2007 and 2006, respectively; the Company recognized gains of NT$233,970 thousand and NT$1,116 thousand which was removed from shareholders’ equity and recognized in earnings for the six months ended June 30, 2007 and 2006, respectively. The Company also recognized unrealized losses of NT$30,727 thousand and unrealized gains of NT$308,023 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the six months ended June 30, 2007 and 2006, respectively.

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
23. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Philips, a major shareholder of the Company.

b.	Subsidiaries

TSMC-North America TSMC-Shanghai TSMC-Europe TSMC-Japan

c.	Investees

GUC (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

e.	Indirect investee

VisEra (accounted for using equity method)

f.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2007		2006
	Amount	%	Amount	%
For the six months ended June 30

Sales
TSMC-North America	$83,546,469	60	$94,075,632	58
Philips	—	—	2,318,898	2
Others	465,685	1	406,336	—

	$84,012,154	61	$96,800,866	60

Purchases
WaferTech	$4,804,106	21	$6,505,148	28
SSMC	2,765,116	12	3,718,466	16
TSMC-Shanghai	2,485,579	11	1,918,584	8
VIS	1,681,324	8	1,712,082	7
Others	732	—	—	—

	$11,736,857	52	$13,854,280	59

Manufacturing expenses
VisEra	$20,500	—	$—	—
Philips (technical assistance fees, see Note 25a)	—	—	377,952	1

	$20,500	—	$377,952	1

Marketing expenses — commission
TSMC-Europe	$146,354	21	$116,934	11
TSMC-Japan	115,663	16	125,553	12
Others	11,146	2	1,118	—

	$273,163	39	$243,605	23

	2007		2006
	Amount	%	Amount	%
General and administrative expenses — rental
GUC	$3,473	—	$7,659	—

Research and development expenses
TSMC Technology	$145,596	2	$—	—
Others	59,381	1	19,582	—

	$204,977	3	$19,582	—

Sales of property, plant and equipment
TSMC-Shanghai	$2,378	33	$173,299	42

Non-operating income and gains
VisEra	$177,414	4	$140,079	2
VIS (primarily technical service income, see Note 25h)	173,765	3	105,937	2
TSMC-Shanghai	168,625	3	123,891	2
SSMC (primarily technical service income, see Note 25e)	116,257	2	147,219	2

	$636,061	12	$517,126	8

As of June 30

Receivables
TSMC-North America	$20,642,259	100	$22,374,338	98
Philips	—	—	382,251	2
Others	32,908	—	153,300	—

	$20,675,167	100	$22,909,889	100

Other receivables
VIS	$809,153	63	$688,807	42
VisEra	147,186	11	17,376	1
SSMC	97,977	8	92,700	6
TSMC-North America	88,131	7	205,327	12
TSMC-Shanghai	60,263	5	167,585	10
TSMC Technology	—	—	485,449	29
Others	77,709	6	2,238	—

	$1,280,419	100	$1,659,482	100

Payables
WaferTech	$804,285	26	$1,155,023	35
VIS	780,221	25	943,129	29
SSMC	728,808	23	662,385	20
TSMC-Shanghai	611,054	20	401,379	12
Others	184,255	6	119,507	4

	$3,108,623	100	$3,281,423	100

	2007		2006
	Amount	%	Amount	%
Other long-term payables
Philips (Note 25a)	$—	—	$1,085,366	100

Deferred credits
TSMC-Shanghai	$617,113	62	$635,124	54
VisEra	93,262	9	155,437	13

	$710,375	71	$790,561	67

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements.
24. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2007 to December 2026 and can be renewed upon expiration.
As of June 30, 2007, future lease payments were as follows:

Year	Amount
2007 (3rd and 4th quarter)	$170,581
2008	301,926
2009	292,960
2010	243,762
2011	242,180
2012 and thereafter	1,820,594

$3,072,003

25. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of June 30, 2007, except as disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2007, the Company had a total of US$90,985 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of June 30, 2007, SMIC had paid US$75,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America, and Wafertech, alleging defamation and breach of good faith. The result of the above-mentioned litigation cannot be determined at this time.

j.	Amounts available under unused letters of credit as of June 30, 2007 were NT$6,480 thousand.
27. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees in which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the six months ended June 30, 2007 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of June 30, 2007:

		Contract
		Amount
	Maturity Date	(in Thousands)
Sell RMB/buy EUR	July 2007	EUR	189
Net realized settlement losses and valuation gains arising from TSMC-Shanghai’s forward exchange transactions for the six months ended June 30, 2007 were NT$669 thousand and NT$130 thousand, respectively.
Xintec entered into forward exchange contracts during the six months ended June 30, 2007 to manage exposures due to foreign exchange rate fluctuations.
Outstanding forward exchange contracts as of June 30, 2007:

		Contract
		Amount
	Maturity Date	(in Thousands)
Sell US$/buy NT$	July 2007	US$	2,000
Net realized settlement losses and valuation gains arising from Xintec’s forward exchange transactions for the six months ended June 30, 2007 were NT$1,500 thousand and NT$176 thousand, respectively.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					June 30, 2007
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Government Bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	$2,344,207	N/A	$2,344,207
	2004 Government Bond Series B	—	”	—	1,192,161	N/A	1,192,161
	2004 Government Bond Series G	—	”	—	198,586	N/A	198,586
	2006 Government Bond Series D	—	”	—	398,579	N/A	398,579
	2003 Government Bond Series F	—	Held-to-maturity financial assets	—	798,163	N/A	844,440
	2006 Government Bond Series D	—	”	—	3,654,613	N/A	3,637,028
	2003 Government Bond Series B	—	”	—	1,647,899	N/A	1,643,938
	2003 Government Bond Series H	—	”	—	401,144	N/A	399,721
	2004 Kaohsiung Municipal Series A	—	”	—	620,000	N/A	620,273
	2004 Kaohsiung Municipal Series B	—	”	—	249,998	N/A	250,004
	2003 Asian Development Bank Govt. Bond	—	”	—	845,464	N/A	875,103
	European Investment Bank Bonds	—	”	—	376,047	N/A	400,000
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	—	”	—	89,080	N/A	90,000

	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	12,239	2,028,897	N/A	2,028,897
	Fuh Hwa Bond	—	”	102,783	1,380,442	N/A	1,380,442
	Prudential Financial Bond Fund	—	”	83,306	1,226,681	N/A	1,226,681
	NITC Taiwan Bond	—	”	79,132	1,123,358	N/A	1,123,358
	ING Taiwan Income Fund	—	”	63,947	1,020,211	N/A	1,020,211
	Mega Diamond Bond Fund	—	”	70,262	814,510	N/A	814,510
	Taishin Lucky Fund	—	”	68,945	712,420	N/A	712,420
	Polaris De-Bao Fund	—	”	63,273	706,359	N/A	706,359
	Dresdner Bond DAM Fund	—	”	54,286	633,827	N/A	633,827
	HSBC Taiwan Money Management	—	”	34,093	510,018	N/A	510,018
	JF Taiwan Bond Fund	—	”	26,542	408,003	N/A	408,003
	INVESCO Bond Fund	—	”	27,176	406,741	N/A	406,741

	Corporate Bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,559,462	N/A	1,559,462
	Cathay Bank	—	”	—	1,169,901	N/A	1,169,901
	Taiwan Power Company	—	”	—	1,048,083	N/A	1,048,083
	Formosa Petrochemical Corporation	—	”	—	398,611	N/A	398,611
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,574,211	N/A	3,555,654
	Taiwan Power Company	—	”	—	3,262,876	N/A	3,262,707
	Nan Ya Plastics Corporation	—	”	—	2,003,757	N/A	2,000,821
	CPC Corporation, Taiwan	—	”	—	1,450,830	N/A	1,449,750
	China Steel Corporation	—	”	—	1,000,000	N/A	996,986
	Formosa Plastic Corporation	—	”	—	386,989	N/A	386,866
	Shanghai commercial & Saving Bank	—	”	—	289,566	N/A	289,495
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1		$43,613,633	100		$43,613,633
	TSMC International	Subsidiary	”	987,968		27,053,657	100		27,053,657
	SSMC	Investee accounted for using equity method	”	463		8,289,538	39		7,221,894
	VIS	Investee accounted for using equity method	”	442,262		5,637,861	27		14,550,413
	TSMC Partners	Subsidiary	”	300		4,567,193	100		4,567,193
	TSMC-NA	Subsidiary	”	11,000		2,207,039	100		2,207,039
	Xintec	Investee with a controlling interest	”	90,526		1,366,816	43		1,271,218
	GUC	Investee with a controlling interest	”	41,263		694,111	38		14,132,636
	TSMC-Japan	Subsidiary	”	6		94,250	100		94,250
	TSMC-Europe	Subsidiary	”	—		65,109	100		65,109
	TSMC-Korea	Subsidiary	”	80		15,514	100		15,514
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		277,359
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		257,909
	W.K. Technology Fund IV	—	”	4,000		40,000	2		57,472
	Hontung Venture Capital Co., Ltd.	—	”	2,633		26,329	10		25,113

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,950	12		312,950
	Crimson Asia Capital	—	”	—		69,355	1		69,355

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—		8,799,540	100		8,792,573
	VTAF II	Subsidiary	”	—		858,453	98		855,775
	VTAF III	Subsidiary	”	—		756,146	98		748,203
	Emerging Alliance	Subsidiary	”	—		717,200	99		717,200
	Chi Cheng	Subsidiary	”	—		168,359	36		626,923	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		166,857	36		626,368	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,207,568	—		1,207,568
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,032		104,426	—		165,556

Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,209,832	—		1,209,832
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,711		81,743	—		122,087

TSMC International	Stocks
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	36,466	97	US$	36,466
	InveStar II	Subsidiary	”	51,300	US$	54,498	97	US$	54,498
	TSMC Development	Subsidiary	”	1	US$	662,082	100	US$	662,082
	TSMC Technology	Subsidiary	”	1	US$	6,286	100	US$	6,286
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
TSMC-Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	249,316	100	US$	249,316

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	63,098	49	US$	63,098

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	55	US$	1,767	—	US$	1,767
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	3,917	2	US$	3,917
	Global Investment Holding, Inc.	—	Financial assets carried at cost	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Pixim, Inc.	—	”	1,036	US$	275	2	US$	275

	Preferred stock
	Pixim, Inc.	—	Financial assets carried at cost	3,606	US$	862	—	US$	862
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Reflectivity, Inc.	—	”	3,252	US$	102	4	US$	102
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000
	Optichron, Inc.	—	”	714	US$	1,000	4	US$	1,000
	NuCORE Technology, Inc.	—	”	2,254	US$	1,388	2	US$	1,388
	Next IO, Inc.	—	”	800	US$	500	2	US$	500
	Audience, Inc.	—	”	1,654	US$	250	1	US$	250
	Centrality Communications	—	”	1,325	US$	1,800	3	US$	1,800
	Teknovus, Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	”	583	US$	600	4	US$	600
	Mobilygen	—	”	1,415	US$	750	1	US$	750

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,150	US$	660	6	US$	660
	RichWave Technology Corp.	—	”	500	US$	231	2	US$	231

	Preferred stock
	Powerprecise Solutions, Inc.	—	Financial assets carried at cost	1,445	US$	1,400	11	US$	1,400
	Tzero Technologies, Inc.	—	”	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	”	2,740	US$	2,424	3	US$	2,424
	Axiom Microdevices, Inc.	—	”	4,142	US$	1,812	4	US$	1,812
	Next IO, Inc.	—	”	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Optichron, Inc.	—	”	353	US$	869	2	US$	869
	Xceive	—	”	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	”	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	”	2,000	US$	1,500	13	US$	1,500
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	Teknovus, Inc.	—	”	518	US$	119	—	US$	119
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150
	Pixim, Inc.	—	”	3,279	US$	641	2	US$	641
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
VTAF III	Preferred stock
	Mutual-Pak Limited	—	Financial assets carried at cost	370	US$	112	13	US$	112
	Quellan, Inc	—	”	2,231	US$	2,500	7	US$	2,500
	M2000, Inc.	—	”	1,500	US$	1,500	4	US$	1,500
	SynDiTec, Inc.	—	”	4,296	US$	720	7	US$	720
	Validity Sensors, Inc.	—	”	5,333	US$	2,000	7	US$	2,000
	Silicon Technical Services, LLC	—	”	915	US$	1,000	2	US$	1,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Advasense Sensors, Inc.	—	”	1,624	US$	1,500	6	US$	1,500
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360

	Corporate Bond
	GTBF, Inc.	—	Financial assets carried at cost	—	US$	1,500	N/A	US$	1,500

Investar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	34,458	7	US$	34,458
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	58	US$	20	—	US$	20
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Memsic, Inc.	—	”	2,727	US$	1,500	9	US$	1,500

Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	15,085	3	US$	15,085
	Geo Vision, Inc.	—	”	6	US$	40	—	US$	40
	Rich Tek Technology Corp.	—	”	132	US$	2,088	—	US$	2,088
	Geo Vision, Inc.	—	Available-for-sale financial assets	15	US$	91	—	US$	91
	Rich Tek Technology Corp.	—	”	227	US$	3,597	—	US$	3,597
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	2,383	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	4	US$	223
	EoNEX Technologies, Inc.	—	”	55	US$	3,048	5	US$	3,048
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologics Corp.	—	”	1,000	US$	574	4	US$	574
	EON Technology, Corp.	—	”	4,243	US$	1,175	6	US$	1,175
	eLCOS Microdisplay Technology, Ltd.	—	”	270	US$	27	1	US$	27
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	Sonics, Inc.	—	”	2,220	US$	32	3	US$	32

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	FangTek, Inc.	—	”	6,930	US$	3,250	16	US$	3,250
	Sonics, Inc.	—	”	2,115	US$	3,082	3	US$	3,082
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	”	6,128	US$	2,450	15	US$	2,450
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	300	N/A	US$	300
	United States Treas Nts	—	”	—	US$	41,177	N/A	US$	41,177
	United States Treas Nts	—	”	—	US$	16,896	N/A	US$	16,896
	United States Treas Nts	—	”	—	US$	46,322	N/A	US$	46,322
	United States Treas Nts	—	”	—	US$	5,724	N/A	US$	5,724
	United States Treas Nt	—	”	—	US$	26,065	N/A	US$	26,065
	United States Treas Nts	—	”	—	US$	20,611	N/A	US$	20,611
	United States Treas Nts	—	”	—	US$	14,742	N/A	US$	14,742
	United States Treas Nts	—	”	—	US$	5,829	N/A	US$	5,829
	Us Treasury Nts	—	”	—	US$	4,841	N/A	US$	4,841
	Us Treasury Nts	—	”	—	US$	2,480	N/A	US$	2,480
	Us Treasury Nts	—	”	—	US$	2,483	N/A	US$	2,483
	Us Treas Nts	—	”	—	US$	10,290	N/A	US$	10,290

	Corporate bonds
	Anz Cap Tr I	—	Available-for-sale financial assets	—	US$	970	N/A	US$	970
	Axa Finl, Inc.	—	”	—	US$	2,118	N/A	US$	2,118
	Abbott Labs	—	”	—	US$	2,538	N/A	US$	2,538
	Abbott Labs	—	”	—	US$	1,503	N/A	US$	1,503
	Allstate Life Global Fdg Secd	—	”	—	US$	2,978	N/A	US$	2,978
	American Gen Fin Corp.	—	”	—	US$	3,198	N/A	US$	3,198
	American Gen Fin Corp. Mtn	—	”	—	US$	3,458	N/A	US$	3,458
	American Gen Fin Corp. Mtn	—	”	—	US$	1,970	N/A	US$	1,970
	American Honda Fin Corp. Mtn	—	”	—	US$	9,310	N/A	US$	9,310
	American Honda Fin Corp. Mtn	—	”	—	US$	800	N/A	US$	800
	Amgen, Inc.	—	”	—	US$	2,909	N/A	US$	2,909
	Associates Corp. North Amer	—	”	—	US$	2,529	N/A	US$	2,529
	Atlantic Richfield Co	—	”	—	US$	2,168	N/A	US$	2,168
	Bp Cap Mkts P L C	—	”	—	US$	4,447	N/A	US$	4,447
	Bank New York, Inc.	—	”	—	US$	1,496	N/A	US$	1,496
	Bank One Corp.	—	”	—	US$	2,017	N/A	US$	2,017
	Bank One Corp.	—	”	—	US$	1,461	N/A	US$	1,461
	Bank Utd Houston Tx Mtbn	—	”	—	US$	522	N/A	US$	522
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,286	N/A	US$	2,286
	Burlington Res, Inc.	—	”	—	US$	3,639	N/A	US$	3,639
	Cit Group Hldgs, Inc.	—	”	—	US$	3,018	N/A	US$	3,018
	Cit Group, Inc. New	—	”	—	US$	2,504	N/A	US$	2,504
	Chase Manhattan Corp. New	—	”	—	US$	2,102	N/A	US$	2,102
	Chase Manhattan Corp. New	—	”	—	US$	5,059	N/A	US$	5,059
	Chubb Corp.	—	”	—	US$	2,123	N/A	US$	2,123
	Cogentrix Energy, Inc.	—	”	—	US$	3,701	N/A	US$	3,701
	Colonial Pipeline Co.	—	”	—	US$	1,479	N/A	US$	1,479
	Consolidated Edison, Inc.	—	”	—	US$	2,938	N/A	US$	2,938
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,026	N/A	US$	2,026
	Credit Suisse First Boston Usa	—	”	—	US$	3,119	N/A	US$	3,119
	Credit Suisse First Boston Usa	—	”	—	US$	2,185	N/A	US$	2,185
	Credit Suisse First Boston	—	”	—	US$	732	N/A	US$	732
	Daimlerchrysler North Amer	—	”	—	US$	988	N/A	US$	988
	Daimlerchrysler North Amer Hld	—	”	—	US$	751	N/A	US$	751
	Dayton Hudson Corp.	—	”	—	US$	2,014	N/A	US$	2,014
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,159	N/A	US$	2,159
	Deere John Cap Corp.	—	”	—	US$	5,927	N/A	US$	5,927
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Dell Computer Corp.	—	Available-for-sale financial assets	—	US$	2,809	N/A	US$	2,809
	Diageo Plc	—	”	—	US$	3,478	N/A	US$	3,478
	Emerson Elec Co.	—	”	—	US$	3,208	N/A	US$	3,208
	European Invt Bk	—	”	—	US$	6,054	N/A	US$	6,054
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cinc.Innati Oh	—	”	—	US$	2,448	N/A	US$	2,448
	Fleet Finl Group, Inc. New	—	”	—	US$	902	N/A	US$	902
	Fleet Boston Corp.	—	”	—	US$	2,614	N/A	US$	2,614
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,893	N/A	US$	1,893
	General Dynamics Corp.	—	”	—	US$	2,064	N/A	US$	2,064
	General Elec Cap Corp. Mtn	—	”	—	US$	1,167	N/A	US$	1,167
	General Elec Cap Corp. Mtn	—	”	—	US$	3,907	N/A	US$	3,907
	General Elec Cap Corp. Mtn	—	”	—	US$	2,094	N/A	US$	2,094
	General Elec Cap Corp. Mtn	—	”	—	US$	11,267	N/A	US$	11,267
	General Re Corp.	—	”	—	US$	3,233	N/A	US$	3,233
	Genworth Finl, Inc.	—	”	—	US$	3,245	N/A	US$	3,245
	Greenpoint Finl Corp.	—	”	—	US$	980	N/A	US$	980
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,976	N/A	US$	2,976
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	5,065	N/A	US$	5,065
	Hancock John Global Fdg Mtn	—	”	—	US$	982	N/A	US$	982
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	2,920	N/A	US$	2,920
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	1,338	N/A	US$	1,338
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	5,025	N/A	US$	5,025
	Heller Finl, Inc.	—	”	—	US$	1,908	N/A	US$	1,908
	Hewlett Packard Co.	—	”	—	US$	1,829	N/A	US$	1,829
	Household Fin Corp.	—	”	—	US$	3,075	N/A	US$	3,075
	Household Fin Corp.	—	”	—	US$	2,916	N/A	US$	2,916
	Huntington National Bank	—	”	—	US$	1,862	N/A	US$	1,862
	Ing Sec Life Instl Fdg	—	”	—	US$	2,478	N/A	US$	2,478
	International Business Machs	—	”	—	US$	3,455	N/A	US$	3,455
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,951	N/A	US$	2,951
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,159	N/A	US$	4,159
	J P Morgan Chase + Co.	—	”	—	US$	3,285	N/A	US$	3,285
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,423	N/A	US$	4,423
	KeyCorp. Mtn Book Entry	—	”	—	US$	3,016	N/A	US$	3,016
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,067	N/A	US$	1,067
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	3,150	N/A	US$	3,150
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	486	N/A	US$	486
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	983	N/A	US$	983
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,162	N/A	US$	1,162
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,628	N/A	US$	1,628
	Mbna America Bank Na Y	—	”	—	US$	6,418	N/A	US$	6,418
	Mgic Invt Corp.	—	”	—	US$	1,197	N/A	US$	1,197
	Ameritech Capital Funding Co.	—	”	—	US$	2,785	N/A	US$	2,785
	Marshall + Ilsley Corp.	—	”	—	US$	8,435	N/A	US$	8,435
	Massmutual Global Fdg Ii Mtn	—	”	—	US$	3,627	N/A	US$	3,627
	Metropolitan Life Global Mtn	—	”	—	US$	3,415	N/A	US$	3,415
	Monumental Global Fdg Ii	—	”	—	US$	1,471	N/A	US$	1,471
	Monunmetal Global Fdg Ii	—	”	—	US$	1,959	N/A	US$	1,959
	Mony Group, Inc.	—	”	—	US$	2,142	N/A	US$	2,142
	Morgan Stanley	—	”	—	US$	1,931	N/A	US$	1,931
	Morgan Stanley	—	”	—	US$	5,458	N/A	US$	5,458
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	National City Corp.	—	Available-for-sale financial assets	—	US$	3,443	N/A	US$	3,443
	National Westminster Bk Plc	—	”	—	US$	1,308	N/A	US$	1,308
	Nationwide Life Global Fdg I	—	”	—	US$	3,477	N/A	US$	3,477
	Oracle Corp. / Ozark Hldg, Inc.	—	”	—	US$	1,966	N/A	US$	1,966
	Pnc Fdg Corp.	—	”	—	US$	1,001	N/A	US$	1,001
	Pepsico, Inc. Mtn Book Entry	—	”	—	US$	3,616	N/A	US$	3,616
	Popular North Amer, Inc.	—	”	—	US$	2,907	N/A	US$	2,907
	Praxair, Inc.	—	”	—	US$	3,122	N/A	US$	3,122
	Premark Intl, Inc.	—	”	—	US$	2,706	N/A	US$	2,706
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,421	N/A	US$	3,421
	Principal Finl Group Australia	—	”	—	US$	1,001	N/A	US$	1,001
	Principal Life Global Fdg I Gl	—	”	—	US$	1,172	N/A	US$	1,172
	Protective Life Secd Trs	—	”	—	US$	2,935	N/A	US$	2,935
	Protective Life Secd Trs Mtn	—	”	—	US$	3,403	N/A	US$	3,403
	Public Svc Elec Gas Co.	—	”	—	US$	3,706	N/A	US$	3,706
	Regions Finl Corp. New	—	”	—	US$	2,381	N/A	US$	2,381
	Mizuho Fin(Cayman)	—	”	—	US$	2,167	N/A	US$	2,167
	Sbc Communications, Inc.	—	”	—	US$	3,312	N/A	US$	3,312
	Sbc Communications, Inc.	—	”	—	US$	695	N/A	US$	695
	Sp Powerassests Ltd Global	—	”	—	US$	980	N/A	US$	980
	Safeco Corp.	—	”	—	US$	711	N/A	US$	711
	St Paul Cos, Inc. Mtn Bk Ent	—	”	—	US$	2,536	N/A	US$	2,536
	Simon Ppty Group L P	—	”	—	US$	2,177	N/A	US$	2,177
	Simon Ppty Group Lp	—	”	—	US$	998	N/A	US$	998
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,454	N/A	US$	3,454
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,935	N/A	US$	2,935
	Vodafone Airtouch Plc	—	”	—	US$	1,662	N/A	US$	1,662
	Wps Resources Corp.	—	”	—	US$	1,029	N/A	US$	1,029
	Wachovia Corp. New	—	”	—	US$	3,479	N/A	US$	3,479
	Wachovia Corp. New	—	”	—	US$	3,125	N/A	US$	3,125
	Washington Mut, Inc.	—	”	—	US$	1,698	N/A	US$	1,698
	Washington Post Co.	—	”	—	US$	3,001	N/A	US$	3,001
	Wells Fargo + Co. New	—	”	—	US$	2,961	N/A	US$	2,961
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,310	N/A	US$	4,310
	Westfield Cap Corp. Ltd	—	”	—	US$	2,003	N/A	US$	2,003

	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	53	N/A	US$	53
	Americredit Automobile Rec Tr	—	”	—	US$	3,253	N/A	US$	3,253
	Americredit Automobile Rec Tr	—	”	—	US$	2,294	N/A	US$	2,294
	Americredit Auto Rec Tr	—	”	—	US$	1,000	N/A	US$	1,000
	Americredit Automobile Receivb	—	”	—	US$	1,996	N/A	US$	1,996
	Americredit Automobile Receiva	—	”	—	US$	2,728	N/A	US$	2,728
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	298	N/A	US$	298
	Ba Cr Card Tr	—	”	—	US$	4,264	N/A	US$	4,264
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	4,044	N/A	US$	4,044
	Bear Stearns Coml Mtg Secs, Inc.	—	”	—	US$	3,518	N/A	US$	3,518
	Bear Stearns Alt A Tr	—	”	—	US$	532	N/A	US$	532
	Bear Stearns Arm Tr	—	”	—	US$	3,259	N/A	US$	3,259
	Bear Stearns Arm Tr	—	”	—	US$	1,943	N/A	US$	1,943
	Cit Equip Coll Tr	—	”	—	US$	893	N/A	US$	893
	Cit Equip Coll Tr	—	”	—	US$	3,986	N/A	US$	3,986
	Cnh Equip Tr	—	”	—	US$	276	N/A	US$	276
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Cwabs, Inc.	—	Available-for-sale financial assets	—	US$	139	N/A	US$	139
	Cwabs	—	”	—	US$	3,619	N/A	US$	3,619
	Cwmbs, Inc.	—	”	—	US$	784	N/A	US$	784
	Capital Auto Receivables Asset	—	”	—	US$	3,236	N/A	US$	3,236
	Capital Auto Receivables Asset	—	”	—	US$	2,238	N/A	US$	2,238
	Capital One Auto Fin Tr	—	”	—	US$	2,628	N/A	US$	2,628
	Capital One Auto Fin Tr	—	”	—	US$	2,995	N/A	US$	2,995
	Capital One Auto Fin Tr	—	”	—	US$	4,997	N/A	US$	4,997
	Capital One Multi Asset Execut	—	”	—	US$	3,961	N/A	US$	3,961
	Capital One Multi Asset Execut	—	”	—	US$	2,965	N/A	US$	2,965
	Capitial One Prime Auto Receiv	—	”	—	US$	1,414	N/A	US$	1,414
	Capital One Prime Auto Rec	—	”	—	US$	3,968	N/A	US$	3,968
	Caterpillar Finl Asset Tr	—	”	—	US$	8,198	N/A	US$	8,198
	Cbass Tr	—	”	—	US$	4,248	N/A	US$	4,248
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	9,361	N/A	US$	9,361
	Chase Mtge Finance Corp.	—	”	—	US$	2,763	N/A	US$	2,763
	Chase Mtg Fin Tr	—	”	—	US$	2,881	N/A	US$	2,881
	Chase Mtge Finance Corp.	—	”	—	US$	1,831	N/A	US$	1,831
	Chase Mtg Fin Tr	—	”	—	US$	950	N/A	US$	950
	Chase Mtg Fin Tr	—	”	—	US$	1,900	N/A	US$	1,900
	Citicorp Mtg Secs	—	”	—	US$	375	N/A	US$	375
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,970	N/A	US$	9,970
	Credit Suisse First Boston Mtg	—	”	—	US$	7,629	N/A	US$	7,629
	Credit Suisse First Boston Mtg	—	”	—	US$	7,677	N/A	US$	7,677
	Credit Suisse First Boston Mtg	—	”	—	US$	300	N/A	US$	300
	Credit Suisse First Boston Mtg	—	”	—	US$	3,563	N/A	US$	3,563
	Credit Suisse First Boston Mtg	—	”	—	US$	3,715	N/A	US$	3,715
	Daimlerchrysler Auto Tr	—	”	—	US$	1,694	N/A	US$	1,694
	Daimlerchrysler Auto Tr	—	”	—	US$	4,295	N/A	US$	4,295
	Deere John Owner Tr	—	”	—	US$	2,447	N/A	US$	2,447
	Drive Auto Receivables Tr	—	”	—	US$	2,306	N/A	US$	2,306
	First Franklin Mtg Ln Tr	—	”	—	US$	4,187	N/A	US$	4,187
	First Horizon Abs Tr	—	”	—	US$	422	N/A	US$	422
	First Union Lehman Bros Mtg Tr	—	”	—	US$	795	N/A	US$	795
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,854	N/A	US$	2,854
	Ford Credit Auto Owner Trust	—	”	—	US$	4,299	N/A	US$	4,299
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,827	N/A	US$	2,827
	Gs Mtg Secs Corp.	—	”	—	US$	4,127	N/A	US$	4,127
	Harley Davidson Motorcycle Tr	—	”	—	US$	4,943	N/A	US$	4,943
	Hertz Veh Fing Llc	—	”	—	US$	5,320	N/A	US$	5,320
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,167	N/A	US$	4,167
	Honda Auto Receivables	—	”	—	US$	3,362	N/A	US$	3,362
	Hsbc Automotive Tr	—	”	—	US$	2,690	N/A	US$	2,690
	Hyundai Auto Receivables Tr	—	”	—	US$	4,083	N/A	US$	4,083
	Hyundai Auto Receivables Tr	—	”	—	US$	3,941	N/A	US$	3,941
	J P Morgan Mtg Tr	—	”	—	US$	955	N/A	US$	955
	J P Morgan Mtg Tr	—	”	—	US$	943	N/A	US$	943
	J P Morgan Mtg Tr	—	”	—	US$	938	N/A	US$	938
	Jp Morgan Mtg Tr	—	”	—	US$	924	N/A	US$	924
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,318	N/A	US$	3,318
	Mbna Cr Card Master Nt Tr	—	”	—	US$	4,449	N/A	US$	4,449
	Mastr Asset Backed	—	”	—	US$	3,510	N/A	US$	3,510
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Merrill Lynch Mtg Invs, Inc.	—	Available-for-sale financial assets	—	US$	5,262	N/A	US$	5,262
	Morgan Stanley Ixis Estate Tr	—	”	—	US$	3,113	N/A	US$	3,113
	Nomura Asset Accep Corp.	—	”	—	US$	4,138	N/A	US$	4,138
	Onyx Accep Owner Tr	—	”	—	US$	2,542	N/A	US$	2,542
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	3,231	N/A	US$	3,231
	Reliant Energy Transition Bd	—	”	—	US$	1,630	N/A	US$	1,630
	Residential Asset Mtg Prods	—	”	—	US$	2,374	N/A	US$	2,374
	Residential Asset Sec Mtg Pass	—	”	—	US$	1,096	N/A	US$	1,096
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,062	N/A	US$	2,062
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	1,770	N/A	US$	1,770
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	3,718	N/A	US$	3,718
	Sequoia Mtg Tr	—	”	—	US$	560	N/A	US$	560
	Sequoia Mtg Tr	—	”	—	US$	364	N/A	US$	364
	Sequoia Mtg Tr	—	”	—	US$	422	N/A	US$	422
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,140	N/A	US$	1,140
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	387	N/A	US$	387
	Txu Elec Delivery Transition	—	”	—	US$	1,844	N/A	US$	1,844
	Terwin Mtg Tr	—	”	—	US$	4,068	N/A	US$	4,068
	Usaa Auto Owner Tr	—	”	—	US$	4,221	N/A	US$	4,221
	Wamu Mtg	—	”	—	US$	3,545	N/A	US$	3,545
	Wamu Mtg Pass Thru Ctfs Tr	—	”	—	US$	4,405	N/A	US$	4,405
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	368	N/A	US$	368
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,222	N/A	US$	2,222
	Wamu Mtg	—	”	—	US$	925	N/A	US$	925
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,626	N/A	US$	2,626
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,066	N/A	US$	4,066
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,922	N/A	US$	4,922
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,501	N/A	US$	2,501
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,152	N/A	US$	3,152
	Wells Fargo Mtg Bkd Secs Tr	—	”	—	US$	2,334	N/A	US$	2,334
	Whole Auto Ln Tr	—	”	—	US$	624	N/A	US$	624
	Whole Auto Ln Tr	—	”	—	US$	2,982	N/A	US$	2,982

	Agency bonds
	Fed Hm Ln Pc Pool M80855	—	Available-for-sale financial assets	—	US$	3,099	N/A	US$	3,099
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,217	N/A	US$	1,217
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,401	N/A	US$	1,401
	Fed Hm Ln Pc Pool 1b1107	—	”	—	US$	590	N/A	US$	590
	Fed Hm Ln Pc Pool 1b1150	—	”	—	US$	1,121	N/A	US$	1,121
	Fed Hm Ln Pc Pool 1b1225	—	”	—	US$	154	N/A	US$	154
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	365	N/A	US$	365
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	239	N/A	US$	239
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	176	N/A	US$	176
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	191	N/A	US$	191
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	264	N/A	US$	264
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	316	N/A	US$	316
	Fed Hm Ln Pc Pool 847628	—	”	—	US$	3,467	N/A	US$	3,467
	Fed Hm Ln Pc Pool 1j0410	—	”	—	US$	5,820	N/A	US$	5,820
	Fed Hm Ln Pc Pool G12009	—	”	—	US$	3,900	N/A	US$	3,900
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	318	N/A	US$	318
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	403	N/A	US$	403
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	157	N/A	US$	157
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	4,388	N/A	US$	4,388
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fed Hm Ln Pc Pool 1g1411	—	Available-for-sale financial assets	—	US$	4,126	N/A	US$	4,126
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,861	N/A	US$	2,861
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	2,166	N/A	US$	2,166
	Fed Hm Ln Pc Pool 1g2593	—	”	—	US$	5,554	N/A	US$	5,554
	Fed Hm Ln Pc Pool 1g1921	—	”	—	US$	4,344	N/A	US$	4,344
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	7,598	N/A	US$	7,598
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,753	N/A	US$	3,753
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	825	N/A	US$	825
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	4,945	N/A	US$	4,945
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	280	N/A	US$	280
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	538	N/A	US$	538
	Fed Hm Ln Pc Pool 782968	—	”	—	US$	1,219	N/A	US$	1,219
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	571	N/A	US$	571
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	334	N/A	US$	334
	Fed Hm Ln Pc Pool 783058	—	”	—	US$	1,122	N/A	US$	1,122
	Fnma Pool 254507	—	”	—	US$	1,355	N/A	US$	1,355
	Fnma Pool 254834	—	”	—	US$	1,272	N/A	US$	1,272
	Fnma Pool 255883	—	”	—	US$	3,258	N/A	US$	3,258
	Fnma Pool 555549	—	”	—	US$	1,450	N/A	US$	1,450
	Fnma Pool 555715	—	”	—	US$	182	N/A	US$	182
	Fnma Pool 632399	—	”	—	US$	402	N/A	US$	402
	Fnma Pool 662401	—	”	—	US$	602	N/A	US$	602
	Fnma Pool 667766	—	”	—	US$	1,384	N/A	US$	1,384
	Fnma Pool 681393	—	”	—	US$	2,498	N/A	US$	2,498
	Fnma Pool 680932	—	”	—	US$	1,173	N/A	US$	1,173
	Federal Natl Mtg Assn	—	”	—	US$	209	N/A	US$	209
	Federal Natl Mtg Assn	—	”	—	US$	3,888	N/A	US$	3,888
	Federal Natl Mtg Assn	—	”	—	US$	1,998	N/A	US$	1,998
	Federal Natl Mtg Assn	—	”	—	US$	3,625	N/A	US$	3,625
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,864	N/A	US$	3,864
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,339	N/A	US$	1,339
	Federal Natl Mtg Assn	—	”	—	US$	2,641	N/A	US$	2,641
	Federal Natl Mtg Assn	—	”	—	US$	1,684	N/A	US$	1,684
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,960	N/A	US$	1,960
	Federal Natl Mtg Assn	—	”	—	US$	2,410	N/A	US$	2,410
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,576	N/A	US$	1,576
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,688	N/A	US$	2,688
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,659	N/A	US$	1,659
	Federal Home Ln Mtg Corp.	—	”	—	US$	504	N/A	US$	504
	Federal National Mort Assoc	—	”	—	US$	3,192	N/A	US$	3,192
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,621	N/A	US$	3,621
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,675	N/A	US$	2,675
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,611	N/A	US$	3,611
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,247	N/A	US$	3,247
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,532	N/A	US$	2,532
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,778	N/A	US$	2,778
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,842	N/A	US$	3,842
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,517	N/A	US$	2,517
	Federal Home Ln Mtg	—	”	—	US$	2,596	N/A	US$	2,596
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,876	N/A	US$	3,876
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,683	N/A	US$	7,683
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,119	N/A	US$	4,119
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg	—	Available-for-sale financial assets	—	US$	5,996	N/A	US$	5,996
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,241	N/A	US$	1,241
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,359	N/A	US$	4,359
	Fnma Pool 685116	—	”	—	US$	602	N/A	US$	602
	Fnma Pool 694287	—	”	—	US$	25	N/A	US$	25
	Fnma Pool 703711	—	”	—	US$	488	N/A	US$	488
	Fnma Pool 725095	—	”	—	US$	1,077	N/A	US$	1,077
	Fnma Pool 730033	—	”	—	US$	1,300	N/A	US$	1,300
	Fnma Pool 740934	—	”	—	US$	1,172	N/A	US$	1,172
	Fnma Pool 742232	—	”	—	US$	24	N/A	US$	24
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	245	N/A	US$	245
	Fnma Pool 790828	—	”	—	US$	2,244	N/A	US$	2,244
	Fnma Pool 793025	—	”	—	US$	2,134	N/A	US$	2,134
	Fnma Pool 793932	—	”	—	US$	521	N/A	US$	521
	Fnma Pool 794040	—	”	—	US$	743	N/A	US$	743
	Fnma Pool 795548	—	”	—	US$	301	N/A	US$	301
	Fnma Pool 799664	—	”	—	US$	103	N/A	US$	103
	Fnma Pool 799868	—	”	—	US$	33	N/A	US$	33
	Fnma Pool 804764	—	”	—	US$	434	N/A	US$	434
	Fnma Pool 804852	—	”	—	US$	370	N/A	US$	370
	Fnma Pool 804962	—	”	—	US$	424	N/A	US$	424
	Fnma Pool 805163	—	”	—	US$	438	N/A	US$	438
	Fnma Pool 806642	—	”	—	US$	1,124	N/A	US$	1,124
	Fnma Pool 806721	—	”	—	US$	679	N/A	US$	679
	Fnma Pool 813641	—	”	—	US$	3,299	N/A	US$	3,299
	Fnma Pool 814418	—	”	—	US$	368	N/A	US$	368
	Fnma Pool 815626	—	”	—	US$	2,597	N/A	US$	2,597
	Fnma Pool 816594	—	”	—	US$	1,932	N/A	US$	1,932
	Fnma Pool 819423	—	”	—	US$	563	N/A	US$	563
	Fnma Pool 821129	—	”	—	US$	568	N/A	US$	568
	Fnma Pool 825395	—	”	—	US$	2,615	N/A	US$	2,615
	Fnma Pool 825398	—	”	—	US$	3,864	N/A	US$	3,864
	Fnma Pool 841069	—	”	—	US$	2,616	N/A	US$	2,616
	Fnma Pool 879906	—	”	—	US$	1,484	N/A	US$	1,484
	Fnma Pool 888388	—	”	—	US$	6,540	N/A	US$	6,540
	Fnma Pool 888249	—	”	—	US$	4,672	N/A	US$	4,672
	Fnma Pool 888527	—	”	—	US$	75	N/A	US$	75
	Fnma Pool 888499	—	”	—	US$	2,884	N/A	US$	2,884
	Fnma Pool 888502	—	”	—	US$	253	N/A	US$	253
	Fnma Pool 888507	—	”	—	US$	960	N/A	US$	960
	Fnma Pool 888515	—	”	—	US$	2,295	N/A	US$	2,295
	Fnma Pool 888519	—	”	—	US$	146	N/A	US$	146
	Fnma Pool 900296	—	”	—	US$	3,513	N/A	US$	3,513
	Gnma Ii Pool 081150	—	”	—	US$	534	N/A	US$	534
	Gnma Ii Pool 081153	—	”	—	US$	1,777	N/A	US$	1,777
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,946	N/A	US$	5,946
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,987	N/A	US$	5,987
	Federal Farm Cr Bks	—	”	—	US$	3,380	N/A	US$	3,380
	Federal Home Ln Bks	—	”	—	US$	4,877	N/A	US$	4,877
	Federal Home Ln Bks	—	”	—	US$	2,374	N/A	US$	2,374
	Federal Home Ln Bks	—	”	—	US$	5,352	N/A	US$	5,352
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	3,014	N/A	US$	3,014
	Federal Home Ln Bks	—	”	—	US$	4,901	N/A	US$	4,901
	Federal Home Ln Bks	—	”	—	US$	8,782	N/A	US$	8,782
	Federal Home Ln Bks	—	”	—	US$	8,852	N/A	US$	8,852
	Federal Home Ln Bks	—	”	—	US$	5,876	N/A	US$	5,876
	Federal Home Ln Bks	—	”	—	US$	5,896	N/A	US$	5,896
	Federal Home Ln Bks	—	”	—	US$	7,952	N/A	US$	7,952
	Federal Home Ln Bks	—	”	—	US$	6,154	N/A	US$	6,154
	Federal Home Ln Bks	—	”	—	US$	12,338	N/A	US$	12,338
	Federal Home Ln Bks	—	”	—	US$	6,915	N/A	US$	6,915
	Federal Home Ln Bks	—	”	—	US$	7,501	N/A	US$	7,501
	Federal Home Loan Banks	—	”	—	US$	8,004	N/A	US$	8,004
	Fed Home Ln Bank	—	”	—	US$	4,986	N/A	US$	4,986
	Federal Home Ln Bks	—	”	—	US$	4,478	N/A	US$	4,478
	Federal Home Ln Bks	—	”	—	US$	8,972	N/A	US$	8,972
	Federal Home Loan Bank	—	”	—	US$	4,477	N/A	US$	4,477
	Federal Home Loan Bank	—	”	—	US$	3,443	N/A	US$	3,443
	Federal Natl Mtg Assn	—	”	—	US$	4,983	N/A	US$	4,983
	Federal Natl Mtg Assn	—	”	—	US$	6,485	N/A	US$	6,485
	Federal Natl Mtg Assn	—	”	—	US$	8,477	N/A	US$	8,477
	Federal Natl Mtg Assn	—	”	—	US$	4,967	N/A	US$	4,967
	Federal Natl Mtg Assn	—	”	—	US$	4,470	N/A	US$	4,470
	Federal Natl Mtg Assn	—	”	—	US$	1,944	N/A	US$	1,944
	Federal Natl Mtg Assn	—	”	—	US$	4,297	N/A	US$	4,297
	Federal Natl Mtg Assn	—	”	—	US$	4,387	N/A	US$	4,387
	Federal Natl Mtg Assn	—	”	—	US$	7,893	N/A	US$	7,893
	Federal Natl Mtg Assn	—	”	—	US$	19,838	N/A	US$	19,838
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,945	N/A	US$	2,945
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,935	N/A	US$	2,935
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,111	N/A	US$	3,111
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,353	N/A	US$	5,353
	Federal Natl Mtg Assn Medium	—	”	—	US$	3,414	N/A	US$	3,414
	Federal Natl Mtg Assn	—	”	—	US$	4,996	N/A	US$	4,996
	Tennessee Valley Auth	—	”	—	US$	6,014	N/A	US$	6,014

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	6,256	N/A	US$	6,256
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance
		Financial									Carrying Value	Gain (Loss) on		Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$	Shares/Units	Amount (US$	Shares/Units	Amount (US$	(US$ in	Disposal (US$	Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)	(in Thousands)	in Thousands)	(in Thousands)	in Thousands)	Thousands)	in Thousands)	(in Thousands)	(Note 2)
The Company	Government Bond
	2004 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	$999,779	—	$200,280	—	$—	$—	$—	—	$1,192,162
	2003 Government Bond Series B	”	”	—	—	998,288	—	1,348,634	—	—	—	—	—	2,344,207
	2004 Government Bond Series G	”	”	—	—	—	—	201,561	—	—	—	—	—	198,586
	2006 Government Bond Series D	”	”	—	—	—	—	400,778	—	—	—	—	—	398,578
	2005 Government Bond Series A	Held-to-maturity financial assets	”	—	—	3,049,919	—	—	—	3,050,000	3,050,000	—	—	—
	2002 Government Bond Series B	”	”	—	—	350,399	—	—	—	350,000	350,000	—	—	—

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	22,219	3,655,939	—	—	9,980	1,650,000	1,621,826	28,174	12,239	2,028,897
	ING Taiwan Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	175,156	2,639,459	—	—	175,156	2,656,012	2,604,862	51,150	—	—
	Cathay Bond	”	Cathay Securities Investment Trust Co., Ltd.	—	109,720	1,265,092	—	—	109,720	1,271,995	1,251,264	20,731	—	—
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	93,312	1,314,669	—	—	14,180	200,000	197,557	2,443	79,132	1,123,358
	Dresdner Bond DAM Fund	”	Allianz Global Investors Taiwan Ltd.	—	95,553	1,107,206	—	—	41,267	480,000	472,022	7,978	54,286	633,827
	JF Taiwan First Bond Fund	”	JF Asset Management (Taiwan) Limited	—	66,826	939,082	—	—	66,826	944,083	926,945	17,138	—	—
	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Limited	—	85,145	1,299,088	—	—	58,603	900,000	883,347	16,653	26,542	408,003
	ING Taiwan select Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	76,593	868,076	—	—	76,593	872,639	857,682	14,957	—	—
	TIIM High Yield	”	Taiwan International Investment management	—	44,685	554,863	—	—	44,685	557,263	550,724	6,539	—	—
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	103,751	1,516,294	—	—	20,445	300,000	295,582	4,418	83,306	1,226,681
	Jih Sun Bond Fund	”	Jih Sun Securities Investment Trust Co., Ltd.	—	88,165	1,202,901	—	—	88,165	1,209,618	1,200,000	9,618	—	—
	AIG Taiwan Bond Fund	”	AIG Global Asset management Corporation(Taiwan) Ltd.	—	78,629	1,002,595	—	—	78,629	1,008,733	1,000,000	8,733	—	—
	Shinkong Chi Shin Bond Fund	”	Shinkong Investment Trust Co., Ltd.	—	62,183	890,660	—	—	62,183	896,299	879,940	16,359	—	—
	President James Bond	”	President Investment Trust Co., Ltd.	—	65,496	1,010,426	—	—	65,496	1,016,917	1,000,599	16,318	—	—
	Mega Diamond Bond Fund	”	Mega Investment Trust Co., Ltd.	—	139,333	1,602,947	—	—	69,071	800,000	793,155	6,845	70,262	814,510
	Fuh Hwa Bond	”	Fuh Hwa Investment Trust Co., Ltd.	—	125,122	1,667,908	—	—	22,339	300,000	295,611	4,389	102,783	1,380,442
	Taishin Lucky Fund	”	Taishin Investment Trust Co., Ltd.	—	78,624	806,386	—	—	9,679	100,000	98,476	1,524	68,945	712,420
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Corporate Bond
	Taiwan Power Company	Held-to-maturity financial assets	Chung Shing Bills Finance Corp.	—	—		$4,080,391	—		$—	—		$825,000		$825,000		$—	—		$3,262,876
	Formosa Plastic Corporation	”	”	—	—		516,663	—		—	—		136,000		136,000		—	—		386,989
	Nan Ya Plastics Corporation	”	”	—	—		2,773,810	—		—	—		772,000		772,000		—	—		2,003,757

	Stock
	Xintec, Inc.	Investment accounted for using equity method	—	Investee with a controlling interest	—		—	90,526		1,357,890	—		—		—		—	90,526		1,366,816

	Capital
	VTAF II	Investment accounted for using equity method	—	Subsidiary	—		733,130	—		134,165	—		—		—		—	—		858,453
	VTAF III	”	—	Subsidiary	—		228,005	—		542,831	—		—		—		—	—		756,146

TSMC Global	Government Bond
	United States Treas Nt	Available-for-sale financial assets	—	—	—		—	—	US$	5,059	—	US$	5,007	US$	5,059	US$	(52)	—		—
	United States Treas Nt	”	—	—	—		—	—	US$	42,302	—	US$	16,173	US$	16,174	US$	(1)	—	US$	26,065
	United States Treas Nts	”	—	—	—	US$	5,936	—		—	—	US$	5,936	US$	5,944	US$	(8)	—		—
	United States Treas Nts	”	—	—	—	US$	12,350	—		—	—	US$	9,860	US$	9,826	US$	34	—	US$	2,480
	United States Treas Nts	”	—	—	—	US$	4,009	—		—	—	US$	4,019	US$	3,996	US$	23	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	204,525	—	US$	163,117	US$	163,324	US$	(207)	—	US$	41,177
	United States Treas Nts	”	—	—	—		—	—	US$	34,573	—	US$	34,574	US$	34,573	US$	1	—		—
	United States Treas Nts	”	—	—	—	US$	56,526	—	US$	131,185	—	US$	187,636	US$	187,804	US$	(168)	—		—
	United States Treas Nts	”	—	—	—	US$	60,929	—		—	—	US$	43,769	US$	44,153	US$	(384)	—	US$	16,896
	United States Treas Nts	”	—	—	—		—	—	US$	52,529	—	US$	5,997	US$	5,994	US$	3	—	US$	46,322
	United States Treas Nts	”	—	—	—		—	—	US$	16,788	—	US$	11,017	US$	11,032	US$	(15)	—	US$	5,724
	United States Treas Nts	”	—	—	—		—	—	US$	20,692	—		—		—		—	—	US$	20,611
	United States Treas Nts	”	—	—	—		—	—	US$	17,331	—	US$	2,562	US$	2,586	US$	(24)	—	US$	14,742
	United States Treas Nts	”	—	—	—		—	—	US$	17,464	—	US$	11,690	US$	11,656	US$	34	—	US$	5,829
	Us Treas Nts	”	—	—	—		—	—	US$	14,102	—	US$	3,793	US$	3,801	US$	(8)	—	US$	10,290

	Corporate Bonds
	American Express Co.	Available-for-sale financial assets	—	—	—	US$	3,452	—		—	—	US$	3,466	US$	3,431	US$	35	—		—
	American Honda Fin Corp. Mtn	”	—	—	—	US$	3,092	—	US$	6,220	—		—		—		—	—	US$	9,310
	Bear Stearns Cos, Inc.	”	—	—	—	US$	3,379	—		—	—	US$	3,395	US$	3,340	US$	55	—		—
	Bp Cap Mkts P L C	”	—	—	—		—	—	US$	4,496	—		—		—		—	—	US$	4,447
	Burlington Res, Inc.	”	—	—	—		—	—	US$	3,648	—		—		—		—	—	US$	3,639
	Credit Suisse First Boston Usa	”	—	—	—		—	—	US$	3,175	—		—		—		—	—	US$	3,119
	Deere John Cap Corp.	”	—	—	—	US$	4,928	—		—	—	US$	4,945	US$	4,899	US$	46	—		—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	5,900	—		—		—		—	—	US$	5,927
	European Invt Bk	”	—	—	—	US$	3,970	—		—	—	US$	3,973	US$	3,930	US$	43	—		—
	General Elec Cap Corp. Mtn	”	—	—	—	US$	8,759	—		—	—	US$	7,627	US$	7,559	US$	68	—	US$	1,167
	Genworth Finl, Inc.	”	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,245
	Goldman Sachs Group, Inc.	”	—	—	—	US$	3,456	—		—	—	US$	3,471	US$	3,453	US$	18	—		—
	Goldman Sachs Group, Inc.	”	—	—	—	US$	4,989	—		—	—	US$	5,011	US$	4,941	US$	70	—		—
	Hbos Plc Medium Term Sr Nts	”	—	—	—	US$	3,205	—		—	—	US$	3,215	US$	3,182	US$	33	—		—
	Household Fin Corp.	”	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,075
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Hsbc Fin Corp.	Available-for-sale financial assets	—	—	—	US$	3,028	—	US$	—	—	US$	3,028	US$	3,028	US$	—	—	US$	—
	Hsbc Fin Corp. Mtn	”	—	—	—	US$	5,096	—		—	—	US$	5,114	US$	5,066	US$	48	—		—
	International Business Machs	”	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,455
	Lehman Brothers Hldgs, Inc.	”	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,150
	Lehman Brothers Hldgs, Inc.	”	—	—	—	US$	3,150	—		—	—	US$	3,152	US$	3,150	US$	2	—		—
	Massmutual Global Fdg Ii Mtn	”	—	—	—		—	—	US$	3,647	—		—		—		—	—	US$	3,627
	Merrill Lynch + Co., Inc.	”	—	—	—	US$	3,453	—		—	—	US$	3,464	US$	3,426	US$	38	—		—
	Merrill Lynch + Co., Inc.	”	—	—	—	US$	4,865	—		—	—	US$	4,880	US$	4,842	US$	38	—		—
	Morgan Stanley	”	—	—	—	US$	2,126	—	US$	3,337	—		—		—		—	—	US$	5,458
	Nucor Corp.	”	—	—	—	US$	3,797	—		—	—	US$	3,790	US$	3,811	US$	(21)	—		—
	Slm Corp. Medium Term Nts	”	—	—	—	US$	8,998	—		—	—	US$	9,008	US$	8,949	US$	59	—		—
	Wachovia Corp. New	”	—	—	—		—	—	US$	3,491	—		—		—		—	—	US$	3,479
	Wachovia Corp. New	”	—	—	—	US$	2,040	—	US$	1,534	—	US$	3,563	US$	3,582	US$	(19)	—		—
	Wachovia Corp. New	”	—	—	—		—	—	US$	3,100	—		—		—		—	—	US$	3,125
	Washington Mut Bk Fa	”	—	—	—	US$	3,997	—		—	—	US$	3,998	US$	4,000	US$	(2)	—		—

	Corporate issued asset-backed securities
	Credit Suisse First Boston Mtg	Available-for-sale financial assets	—	—	—		—	—	US$	7,613	—		—		—		—	—	US$	7,629
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	7,654	—		—		—		—	—	US$	7,677
	Gsamp Tr	”	—	—	—	US$	4,251	—		—	—	US$	3,868	US$	4,241	US$	(373)	—		—
	Honda Auto Receivables	”	—	—	—		—	—	US$	3,373	—		—		—		—	—	US$	3,362
	Mbna Cr Card Master Nt Tr	”	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,449
	Mbna Master Cr Card Tr Ii	”	—	—	—	US$	7,605	—		—	—	US$	7,552	US$	7,653	US$	(101)	—		—
	Nissan Auto Receivables	”	—	—	—	US$	3,928	—		—	—	US$	3,928	US$	3,943	US$	(15)	—		—
	Providian Gateway Owner Tr	”	—	—	—	US$	3,942	—		—	—	US$	3,961	US$	3,911	US$	50	—		—
	Tw Hotel Fdg 2005 Llc	”	—	—	—	US$	4,103	—		—	—	US$	3,325	US$	3,338	US$	(13)	—		—
	Wamu Mtg	”	—	—	—		—	—	US$	3,656	—		—		—		—	—	US$	3,545
	Wamu Mtg Pass Thru Ctfs Tr	”	—	—	—		—	—	US$	4,854	—		—		—		—	—	US$	4,405
	Wells Fargo Finl Auto Owner Tr	”	—	—	—	US$	4,986	—		—	—	US$	3,535	US$	3,515	US$	20	—		—

	Agency Bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—		—	—	US$	4,378	—		—		—		—	—	US$	4,388
	Fed Hm Ln Pc Pool 1g1411	”	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	4,126
	Fed Hm Ln Pc Pool 1g1921	”	—	—	—		—	—	US$	4,404	—		—		—		—	—	US$	4,344
	Fed Hm Ln Pc Pool 1g2593	”	—	—	—		—	—	US$	5,600	—		—		—		—	—	US$	5,554
	Fed Hm Ln Pc Pool 1j0410	”	—	—	—		—	—	US$	6,024	—		—		—		—	—	US$	5,820
	Fed Hm Ln Pc Pool G12009	”	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,900
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	6,513	—		—		—		—	—	US$	5,996
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,868	—		—		—		—	—	US$	3,876
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,354	—		—		—		—	—	US$	4,119
	Federal National Mort Assoc	”	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,192
	Fnma Pool 888249	”	—	—	—		—	—	US$	4,822	—		—		—		—	—	US$	4,672
	Fnma Pool 888388	”	—	—	—		—	—	US$	6,530	—		—		—		—	—	US$	6,540
	Fnma Pool 900296	”	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	3,513
	Fed Home Ln Bank	”	—	—	—		—	—	US$	5,035	—		—		—		—	—	US$	4,986
	Federal Farm Cr Bks	”	—	—	—		—	—	US$	3,411	—		—		—		—	—	US$	3,380
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,365	—		—		—		—	—	US$	5,352
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Bks	Available-for-sale financial assets	—	—	—	US$	4,920	—	US$	—	—	US$	4,938	US$	4,872	US$	66	—	US$	—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,494	—		—		—		—	—	US$	4,478
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,983	—		—		—		—	—	US$	8,972
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,440	—		—	—	US$	6,453	US$	6,410	US$	43	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,000	—		—		—		—	—	US$	5,987
	Federal Home Loan Bank	”	—	—	—		—	—	US$	4,518	—		—		—		—	—	US$	4,477
	Federal Home Loan Bank	”	—	—	—		—	—	US$	5,083	—	US$	4,981	US$	5,083	US$	(102)	—		—
	Federal Home Loan Bank	”	—	—	—		—	—	US$	3,453	—		—		—		—	—	US$	3,443
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,982	—		—		—		—	—	US$	4,983
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	6,500	—		—		—		—	—	US$	6,485
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	8,458	—		—		—		—	—	US$	8,477
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,997	—		—		—		—	—	US$	4,967
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,470
	Federal Natl Mtg Assn	”	—	—	—	US$	14,973	—		—	—	US$	14,993	US$	14,931	US$	62	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,368	—		—		—		—	—	US$	4,297
	Federal Natl Mtg Assn	”	—	—	—	US$	6,511	—		—	—	US$	6,514	US$	6,516	US$	(2)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,943	—		—	—	US$	3,957	US$	3,950	US$	7	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	10,467	—		—	—	US$	10,477	US$	10,459	US$	18	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,994	—		—		—		—	—	US$	4,996
	Federal Natl Mtg Assn	”	—	—	—	US$	5,915	—		—	—	US$	5,933	US$	5,885	US$	48	—		—

Note 1:	The proceeds of bond investments matured are excluded.

Note 2:	The ending balance included the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab 14	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-NA	Subsidiary	Sales	$83,546,469	60	Net 30 days after invoice date	—	—	$20,642,259	55
	GUC	Investee with a controlling interest	Sales	427,557	—	Net 30 days after monthly closing	—	—	32,762	—
	WaferTech	Indirect subsidiary	Purchases	4,804,106	21	Net 30 days after monthly closing	—	—	(804,285)	8
	SSMC	Investee accounted for using equity method	Purchases	2,765,116	12	Net 30 days after monthly closing	—	—	(728,808)	7
	TSMC-Shanghai	Subsidiary	Purchases	2,485,579	11	Net 30 days after monthly closing	—	—	(611,054)	6
	VIS	Investee accounted for using equity method	Purchases	1,681,324	8	Net 30 days after monthly closing	—	—	(780,221)	7
GUC	TSMC-NA	Same parent company	Purchases	697,701	66	Net 30 days after invoice date/Net 45 days after monthly closing	—	—	(149,929)	33
Xintec	VisEra	Same president	Sales	1,033,712	76	Net 45 days after shipping	—	—	332,178	66
	OmniVision	Director (represented for Xintec)	Sales	110,776	8	Net 45 days after shipping	—	—	110,222	22

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts
The Company	TSMC-NA	Subsidiary	$20,730,390	41	$5,312,050	—	$11,951,492	$—
	VIS	Investee accounted for using equity method	809,153	—	87,894	—	87,894	—
	VisEra	Investee accounted for using equity method	147,332	30	—	—	—	—

Xintec	VisEra	Same president	332,178	64	133	Accelerate demand on account receivable	—	—
	OmniVision	Director (represented for Xintec)	110,222	91	—	—	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of June 30, 2007			Net Income	Earnings
					December 31,	Shares (in	Percentage of	Carrying Value	(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2007	2006	Thousands)	Ownership	(Note 1)	Investee	(Note 2)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,613,633	$1,014,649	$1,014,649	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,053,657	292,101	292,101	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	8,799,540	(503,187)	(496,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,289,538	1,035,374	303,100	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,637,861	1,914,583	448,057	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,567,193	127,093	127,093	Subsidiary
	TSMC-NA	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,207,039	185,026	185,026	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	90,526	43	1,366,816	117,703	33,550	Investee with a controlling interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	919,630	785,465	—	98	858,453	(10,994)	(10,774)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	786,376	243,545	—	98	756,146	(11,153)	(10,930)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,394,208	1,418,717	—	99	717,200	(38,158)	(37,967)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	41,263	38	694,111	332,078	115,990	Investee with a controlling interest
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	168,359	52,759	1,926	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	166,857	52,473	1,544	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,250	1,551	1,551	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	65,109	14,011	14,011	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	15,514	651	651	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: Equity in earnings/losses of investees have already deducted the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the		Inward
		Paid-in Capital		January 1, 2007	Outflow		June 30, 2007		Earnings	Carrying Value	Remittance of
		(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Main Businesses and Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2007	June 30, 2007
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(496,220)	$8,799,540	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2007 and 2006 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2007 and 2006, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
July 12, 2007
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$163,391,305	26	$141,451,709	24
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,921,749	—	1,970,690	—
Available-for-sale financial assets (Notes 2, 3 and 6)	57,853,490	9	62,429,761	11
Held-to-maturity financial assets (Notes 2 and 7)	9,909,497	2	5,738,737	1
Receivables from related parties (Note 25)	332,324	—	387,388	—
Notes and accounts receivable	40,247,300	7	44,231,283	8
Allowance for doubtful receivables (Note 2)	(767,296)	—	(991,840)	—
Allowance for sales returns and others (Note 2)	(2,758,552)	(1)	(5,657,954)	(1)
Other receivables from related parties (Note 25)	1,072,728	—	798,883	—
Other financial assets	1,839,292	—	1,625,406	—
Inventories, net (Notes 2 and 8)	24,045,344	4	20,051,180	3
Deferred income tax assets (Notes 2 and 18)	5,896,785	1	6,258,263	1
Prepaid expenses and other current assets	1,654,895	—	1,396,823	—

Total current assets	304,638,861	48	279,690,329	47

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 9 and 10)
Investments accounted for using equity method	16,179,072	2	11,011,139	2
Available-for-sale financial assets	4,521,756	1	4,955,849	1
Held-to-maturity financial assets	20,788,140	3	23,524,067	4
Financial assets carried at cost	3,664,311	1	3,287,050	—

Total long-term investments	45,153,279	7	42,778,105	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 11)
Cost
Land and land improvements	949,763	—	839,539	—
Buildings	116,035,030	18	106,751,906	18
Machinery and equipment	606,041,018	95	534,997,102	90
Office equipment	11,423,299	2	9,901,513	2
Leased assets	631,297	—	595,172	—

	735,080,407	115	653,085,232	110
Accumulated depreciation	(502,494,821)	(79)	(429,993,526)	(72)
Advance payments and construction in progress	32,019,694	5	28,038,154	5

Net property, plant and equipment	264,605,280	41	251,129,860	43

INTANGIBLE ASSETS
Goodwill (Note 2)	6,008,309	1	5,953,802	1
Deferred charges, net (Notes 2 and 12)	5,777,355	1	6,512,023	1

Total intangible assets	11,785,664	2	12,465,825	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	8,530,640	1	7,428,728	1
Refundable deposits	2,592,974	1	106,600	—
Others	127,046	—	143,562	—

Total other assets	11,250,660	2	7,678,890	1

TOTAL	$637,433,744	100	$593,743,009	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 13)	$98,580	—	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	3,474	—	601,086	—
Accounts payable	9,635,834	1	8,676,146	2
Payables to related parties (Note 25)	1,521,372	—	1,605,514	—
Income tax payable (Notes 2 and 18)	4,552,458	1	4,602,621	1
Cash dividends and bonus payable (Note 20)	82,090,806	13	65,174,870	11
Payables to contractors and equipment suppliers	17,010,117	3	17,214,474	3
Accrued expenses and other current liabilities (Note 16)	12,718,548	2	9,920,464	2
Current portion of bonds payable and long-term bank loans (Notes 14 and 15)	4,781,509	1	2,505,489	—

Total current liabilities	132,412,698	21	110,300,664	19

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	17,000,000	3
Long-term bank loans (Note 15)	1,238,094	—	651,604	—
Other long-term payables (Note 16)	8,997,855	2	8,466,995	2
Other payables to related parties (Notes 25 and 27)	—	—	1,085,366	—
Obligations under capital leases (Note 2)	631,297	—	595,172	—

Total long-term liabilities	23,367,246	4	27,799,137	5

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,592,377	1	3,495,542	1
Guarantee deposits (Note 27)	3,011,372	—	3,357,528	—
Deferred credits (Notes 2 and 25)	1,111,710	—	1,219,120	—
Others	66,145	—	71,794	—

Total other liabilities	7,781,604	1	8,143,984	1

Total liabilities	163,561,548	26	146,243,785	25

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 28,050,000 thousand shares in 2007 27,050,000 thousand shares in 2006
Issued: 26,423,517 thousand shares in 2007 25,823,357 thousand shares in 2006	264,235,168	42	258,233,569	43

Capital surplus (Notes 2 and 20)	53,725,604	8	53,822,486	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	56,406,684	9	43,705,711	7
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	96,973,825	15	92,376,976	16

	154,010,059	24	136,723,429	23

Others (Notes 2, 3, 22 and 24)
Cumulative translation adjustments	(613,674)	—	(1,145,616)	—
Unrealized gain on financial instruments	447,480	—	116,554	—
Treasury stock (at cost), 34,096 thousand shares in 2007 and 33,926 thousand shares in 2006	(918,075)	—	(918,075)	—

	(1,084,269)	—	(1,947,137)	—

Equity attributable to shareholders of the parent	470,886,562	74	446,832,347	75

MINORITY INTERESTS (Note 2)	2,985,634	—	666,877	—

Total shareholders’ equity	473,872,196	74	447,499,224	75

TOTAL	$637,433,744	100	$593,743,009	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$141,909,970		$163,304,513

SALES RETURNS AND ALLOWANCES (Note 2)	2,094,657		3,336,353

NET SALES	139,815,313	100	159,968,160	100

COST OF SALES (Notes 19 and 25)	83,024,940	59	79,742,976	50

GROSS PROFIT	56,790,373	41	80,225,184	50

OPERATING EXPENSES (Notes 19 and 25)
Research and development	8,243,229	6	7,936,052	5
General and administrative	4,053,083	3	3,950,419	3
Marketing	1,882,770	1	2,113,687	1

Total operating expenses	14,179,082	10	14,000,158	9

INCOME FROM OPERATIONS	42,611,291	31	66,225,026	41

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	2,923,331	2	2,136,142	1
Equity in earnings of equity method investees, net (Notes 2 and 9)	849,164	1	1,249,875	1
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	750,558	1	—	—
Settlement income (Note 27)	491,385	—	483,840	—
Subsidy income (Note 2)	357,916	—	329,312	—
Technical service income (Notes 25 and 27)	293,617	—	302,720	—
Foreign exchange gain, net (Note 2)	212,058	—	—	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	—	—	812,356	1
Others (Note 25)	563,958	1	404,198	—

Total non-operating income and gains	6,441,987	5	5,718,443	3

NON-OPERATING EXPENSES AND LOSSES
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	431,605	1	—	—
Interest expense	423,979	—	437,365	—
Loss on impairment of financial assets (Note 2)	56,684	—	171,394	—
(Continued)

`

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%
Foreign exchange loss, net (Note 2)	$—	—	$1,244,308	1
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	—	—	770,634	—
Others	48,606	—	129,228	—

Total non-operating expenses and losses	960,874	1	2,752,929	1

INCOME BEFORE INCOME TAX	48,092,404	35	69,190,540	43

INCOME TAX EXPENSE (Notes 2 and 18)	3,501,445	3	4,135,397	2

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	44,590,959	32	65,055,143	41

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT OF $82,062 THOUSAND (Note 3)	—	—	1,606,749	1

NET INCOME	$44,590,959	32	$66,661,892	42

ATTRIBUTABLE TO:
Shareholders of the parent	$44,322,581	32	$66,608,628	42
Minority interests	268,378	—	53,264	—

	$44,590,959	32	$66,661,892	42

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$1.81	$1.68	$2.68	$2.53

Diluted earnings per share	$1.81	$1.68	$2.68	$2.52

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
				Retained Earnings					Unrealized
	Capital Stock				Special		Retained	Cumulative	Gain (Loss)					Total
	Shares		Capital	Legal Capital	Capital	Unappropriated	Earnings	Translation	on Financial	Treasury			Minority	Shareholders’
	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Others Total	Total	Interests	Equity
BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$(1,547,625)	$507,981,284	$1,156,832	$509,138,116

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	(4,572,798)	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	—	(77,489,064)	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)	—	(285,800)

Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2007	—	—	—	—	—	44,322,581	44,322,581	—	—	—	—	44,322,581	268,378	44,590,959

Adjustment arising from changes in percentage of ownership in investees	—	—	68,411	—	—	—	—	—	—	—	—	68,411	11,582	79,993

Translation adjustments	—	—	—	—	—	—	—	577,491	—	—	577,491	577,491	(137,600)	439,891

Issuance of stock from exercising employee stock options	7,401	74,006	222,824	—	—	—	—	—	—	—	—	296,830	—	296,830

Cash dividends received by subsidiaries from parent company	—	—	101,762	—	—	—	—	—	—	—	—	101,762	—	101,762

Valuation gain (loss) on available-for-sale financial assets	—	—	—	—	—	—	—	—	(114,326)	—	(114,326)	(114,326)	1,491	(112,835)

Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	191	—	191	191	—	191

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	1,684,951	1,684,951

BALANCE, JUNE 30, 2007	26,423,517	$264,235,168	$53,725,604	$56,406,684	$629,550	$96,973,825	$154,010,059	$(613,674)	$447,480	$(918,075)	$(1,084,269)	$470,886,562	$2,985,634	$473,872,196

BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$(1,558,817)	$445,630,349	$608,359	$446,238,708

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—	—
Cash dividends to shareholders- NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends to shareholders- NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)	—	(257,410)

Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2006	—	—	—	—	—	66,608,628	66,608,628	—	—	—	—	66,608,628	53,264	66,661,892

Adjustment arising from changes in percentage of ownership in investees	—	—	87,920	—	—	—	—	—	—	—	—	87,920	—	87,920

Translation adjustments	—	—	—	—	—	—	—	(504,874)	—	—	(504,874)	(504,874)	8,765	(496,109)

Issuance of stock from exercising employee stock options	8,219	82,186	243,864	—	—	—	—	—	—	—	—	326,050	—	326,050

Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	—	82,320	—	82,320

Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	102,614	—	102,614	102,614	4,614	107,228

Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	13,940	—	13,940	13,940	—	13,940

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(8,125)	(8,125)

BALANCE, JUNE 30, 2006	25,823,357	$258,233,569	$53,822,486	$43,705,711	$640,742	$92,376,976	$136,723,429	$(1,145,616)	$116,554	$(918,075)	$(1,947,137)	$446,832,347	$666,877	$447,499,224

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$44,322,581	$66,608,628
Net income attributable to minority interests	268,378	53,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,866,833	35,621,785
Amortization of premium/discount of financial assets	(64,051)	43,781
Loss on impairment of financial assets	56,684	171,394
Gain on disposal of available-for-sale financial assets, net	(231,130)	(51,671)
Equity in earnings of equity method investees, net	(849,164)	(1,249,875)
Gain on disposal of property, plant and equipment and other assets, net	(33,104)	(167,066)
Loss on idle assets	—	37,283
Deferred income tax	(601,291)	250,733
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(722,285)	166,562
Notes and accounts receivable	(5,177,350)	(1,149,008)
Receivables from related parties	308,028	305,878
Allowance for doubtful receivables	17,363	11,246
Allowance for sales returns and others	(125,206)	1,340,541
Other receivables from related parties	(815,865)	413,595
Other financial assets	518,223	(7,609)
Inventories	(2,409,190)	(2,322,877)
Prepaid expenses and other current assets	5,309	23,618
Increase (decrease) in:
Accounts payable	1,279,612	(745,306)
Payables to related parties	(357,735)	(137,555)
Income tax payable	(3,394,015)	587,170
Accrued expenses and other current liabilities	1,011,436	(436,589)
Accrued pension cost	52,317	21,158
Deferred credits	(37,260)	(84,275)

Net cash provided by operating activities	72,889,118	99,304,805

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(30,029,555)	(64,826,510)
Held-to-maturity financial assets	—	(7,754,790)
Financial assets carried at cost	(429,869)	(289,572)
Property, plant and equipment	(39,303,256)	(32,900,861)
Investments accounted for using equity method	—	(48,084)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	42,446,786	44,169,400
Held-to-maturity financial assets	6,825,120	7,837,000
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
Financial assets carried at cost	$14,142	$—
Property, plant and equipment and other assets	11,074	247,133
Net cash paid for acquisition of Xintec	(422,098)	—
Increase in deferred charges	(1,430,388)	(739,933)
Decrease (increase) in refundable deposits	(1,250,108)	202
Decrease (increase) in other assets	1,256	(55,749)

Net cash used in investing activities	(23,566,896)	(54,361,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term bank loans	8,860	(328,500)
Increase of long-term bank loans	23,000	—
Proceeds from long-term bank loans	(71,945)	(2,745)
Repayment of bonds payable	(2,500,000)	—
Increase (decrease) in guarantee deposits	(805,768)	461,098
Proceeds from exercise of employee stock options	296,830	326,050
Bonus to directors and supervisors	(285,800)	(257,410)
Increase (decrease) in minority interests	13,553	(8,125)

Net cash provided by (used in) financing activities	(3,321,270)	190,368

NET INCREASE IN CASH AND CASH EQUIVALENTS	46,000,952	45,133,409

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(446,839)	(165,407)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	117,837,192	96,483,707

CASH AND CASH EQUIVALENTS, END OF PERIOD	$163,391,305	$141,451,709

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$557,490	$608,339

Income tax paid	$7,566,329	$3,391,986

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$45,237,664	$41,049,299
Increase in payables to contractors and equipment suppliers	(5,934,408)	(8,148,438)

Cash paid	$39,303,256	$32,900,861

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$4,781,509	$2,505,489

Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$2,433,227	$940,123

The Company acquired a controlling interest in Xintec Inc. (Xintec) in March 2007 and then commenced to include its income and expenses in consolidated financial statements. Fair values of assets acquired and liabilities assumed at acquisition were as follows:

Current assets	$3,027,910
Property, plant and equipment	2,335,158
Other assets	432,937
Current liabilities	(1,936,266)
Long-term liabilities	(701,855)

Net amount	3,157,884
Percentage of ownership acquired	43%

Purchase price for Xintec	1,357,890
Less: Cash balance of Xintec at acquisition	(935,792)

Net cash paid for acquisition of Xintec	$422,098

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of June 30, 2007 and 2006, TSMC and its subsidiaries had 24,652 and 23,044 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority-owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of	Percentage of
		Ownership at	Ownership at
Name of Investor	Name of Investee	June 30, 2007	June 30, 2006	Remark
TSMC	TSMC North America (TSMC-NA)	100%	100%	—
	TSMC Japan Limited (TSMC-Japan)	100%	100%	—
	TSMC Korea Limited (TSMC-Korea)	100%	100%	—
(Continued)

		Percentage of	Percentage of
		Ownership at	Ownership at
Name of Investor	Name of Investee	June 30, 2007	June 30, 2006	Remark
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global, Ltd. (TSMC Global)	100%	—	TSMC Global was acquired in August 2006.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of June 30, 2007, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.06% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of June 30, 2007, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.06% of outstanding common shares).
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	100%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	Global Unichip Corporation (GUC)	38%	45%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
	Xintec	43%	—	TSMC has obtained three out of five director positions since March 2007. Also Xintec’s Chairman was assigned by TSMC and TSMC has control over Xintec.

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
(Continued)

		Percentage of	Percentage of
		Ownership at	Ownership at
Name of Investor	Name of Investee	June 30, 2007	June 30, 2006	Remark
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—

GUC	Global Unichip Corp.-North America (GUC-NA)	100%	100%	GUC-NA, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	GUC-Japan, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2007:
TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, ISDF and ISDF II are engaged in investing in new start-up technology companies. TSMC Technology is engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively. Xintec is engaged in the provision of wafer packaging service.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers, corporate notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Publicly-traded stocks — closing prices at the end of the period; and derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset value at the end of the period; publicly-traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets
Financial securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Research and Development
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Government Subsidies
Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax
The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current period’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.
Treasury Stock
TSMC’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
Recent Accounting Pronouncement
Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Asses”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. The adoption of the SFAS did not have an effect on the Company’s consolidated financial statements as of and for the six months ended June 30, 2007.
3. ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.
The Company had categorized its financial assets and liabilities upon the initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.
The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$1,606,749	$—
Available-for-sale financial assets	—	306,531

	$1,606,749	$306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$839,900 thousand, an increase in net income of NT$766,849 thousand, and an increase in basic earnings per share (after income tax) of NT$0.03, for the six months ended June 30, 2006.
Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s consolidated financial statements as of and for the six months ended June 30, 2006.

4. CASH AND CASH EQUIVALENTS

	June 30
	2007	2006
Cash and deposits in bank	$103,698,865	$81,433,005
Repurchase agreements collateralized by government bonds	58,429,635	59,351,764
Asset-backed commercial papers	597,361	—
Corporate notes	366,750	666,940
Treasury bills	298,694	—

	$163,391,305	$141,451,709

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2007	2006
Trading financial assets

Publicly-traded stocks	$1,749,306	$1,648,234
Forward exchange contracts	15,538	—
Cross currency swap contracts	156,905	322,456

	$1,921,749	$1,970,690

Trading financial liabilities

Forward exchange contracts	$3,474	$9,442
Cross currency swap contracts	—	591,644

	$3,474	$601,086

The Company entered into derivative contracts during the six months ended June 30, 2007 and 2006 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward contracts as of June 30, 2007 and 2006:

		Contract
		Amount
	Maturity Date	(in Thousands)
June 30, 2007

Sell US$/Buy NTD	July 2007	US$	2,000
Sell EUR/Buy NTD	July 2007 to July 2008	EUR	50,700
Sell RMB/Buy EUR	July 2007	EUR	189

June 30, 2006

Sell US$/Buy NTD	July 2006	US$	10,000
Sell EUR/Buy US$	July 2006	EUR	10,000
Sell EUR/Buy US$	July 2006	EUR	1,134
Sell JPY/Buy US$	July 2006	JPY	13,500

     Outstanding cross currency swap contracts as of June 30, 2007 and 2006:

	Contract		Range of	Range of
	Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received
June 30, 2007

July 2007 to August 2007	US$	765,000	2.36%-5.43%	1.70%-4.21%

June 30, 2006

July 2006 to September 2006	US$	2,266,000	2.40%-5.57%	0.60%-2.78%
For the six months ended June 30, 2007 and 2006, derivative transactions resulted in net losses of NT$581,509 thousand (including realized settlement losses of NT$716,745 thousand and valuation gains of NT$135,236 thousand) and net gains of NT$191,799 thousand (including realized settlement gains of NT$470,429 thousand and valuation losses of NT$278,630 thousand), respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2007	2006
Corporate bonds	$15,313,054	$14,297,001
Agency bonds	15,200,563	13,787,394
Open-end mutual funds	10,971,467	22,157,124
Government bonds	10,607,206	4,831,843
Corporate issued asset-backed securities	9,331,177	10,921,185
Structured time deposits	497,381	498,190
Publicly-traded stocks	249,608	409,253
Money market funds	204,790	385,937
Corporate notes	—	97,683

	62,375,246	67,385,610
Current portion	(57,853,490)	(62,429,761)

	$4,521,756	$4,955,849

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of June 30, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,206,211 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, government bonds, asset-backed securities and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
June 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$497,381	1.76%	March 2008

June 30, 2006

Step-up callable deposits
Domestic deposits	$500,000	$498,190	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.
7. HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2007	2006
Corporate bonds	$11,968,229	$12,895,132
Structured time deposits	10,047,000	11,127,780
Government bonds	8,682,408	5,239,892

	30,697,637	29,262,804
Current portion	(9,909,497)	(5,738,737)

	$20,788,140	$23,524,067

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,267	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,928,200	4,556	(See below)	September 2009 to December 2009
Foreign deposits	2,618,800	4,828	(See below)	October 2009 to December 2009

	$10,047,000	$22,651

June 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$27,016	1.40%-2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,887,880	4,725	(See below)	September 2009 to December 2009
Foreign deposits	3,239,900	4,914	(See below)	October 2009 to January 2010

	$11,127,780	$36,655

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of June 30, 2007 and 2006, the principal of the deposits that resided in banks located in Hong Kong amounted to US$60,000 thousand and US$80,000 thousand, respectively; the principal of those resided in banks located in Singapore amounted to US$20,000 thousand.
8. INVENTORIES, NET

	June 30
	2007	2006
Finished goods	$4,970,246	$4,298,472
Work in process	17,709,335	14,439,386
Raw materials	1,492,129	1,299,483
Supplies and spare parts	991,054	1,042,615

	25,162,764	21,079,956
Allowance for losses	(1,117,420)	(1,028,776)

	$24,045,344	$20,051,180

9 INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2007		2006
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	$8,289,538	39	$5,094,733	32
Vanguard International Semiconductor Corporation (VIS)	5,824,030	27	5,135,185	27
VisEra Holding Company	2,065,504	49	781,221	48

	$16,179,072		$11,011,139

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand; the percentage of ownership increased from 32% to 39%.
For the six months ended June 30, 2007 and 2006, net equity in earnings of NT$849,164 thousand and NT$1,249,875 thousand was recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

10. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2007	2006
Non-publicly traded stocks	$3,282,006	$2,940,582
Funds	382,305	346,468

	$3,664,311	$3,287,050

11. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of the following:

	June 30
	2007	2006
Land improvements	$250,222	$218,267
Buildings	58,736,156	50,653,432
Machinery and equipment	435,008,740	371,700,414
Office equipment	8,384,576	7,342,367
Leased assets	115,127	79,046

	$502,494,821	$429,993,526

12. DEFERRED CHARGES, NET

	June 30
	2007	2006
Technology license fees	$4,005,187	$4,809,479
Software and system design costs	1,332,089	1,552,297
Others	440,079	150,247

	$5,777,355	$6,512,023

13. SHORT-TERM BANK LOANS

	June 30
	2007	2006
Unsecured loan:
Repayable by October 2007, annual interest at 6.22%	$98,580	$—

14. BONDS PAYABLE

	June 30
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	17,000,000	19,500,000
Current portion	(4,500,000)	(2,500,000)

	$12,500,000	$17,000,000

As of June 30, 2007, future principal repayments for the bonds were as follows:

Year of Repayment	Amount
2007 (4th quarter)	$4,500,000
2009	8,000,000
2012	4,500,000

$17,000,000

15. LONG-TERM BANK LOANS

	June 30
	2007	2006
Secured loans:
US$20,000 thousand, repayable from November 2008 in 5 semi-annual installments, annual interest at 5.77% in 2007 and 5.66% in 2006	$654,780	$648,123
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20%	522,000	—
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.02%	156,180	—
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.61%	63,047	—
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.61%	62,965	—
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	57,150	—
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	3,481	6,265
SPA DSP loan, repayable from July 2002 in 20 quarterly installments, interest-free	—	2,705

	1,519,603	657,093
Current portion	(281,509)	(5,489)

	$1,238,094	$651,604

As of June 30, 2007, certain assets of TSMC-Shanghai with an aggregate carrying amount of NT$3,722,485 thousand (RMB865,896 thousand) and of Xintec with an aggregate carrying amount of NT$1,167,299 thousand were provided as collateral for the aforementioned secured loans. Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC-Shanghai as well as semi-annual and annual financial statements of Xintec must comply with certain financial covenants. As of June 30, 2007, TSMC-Shanghai and Xintec were in compliance with all such financial covenants.
As of June 30, 2007, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2007 (3rd and 4th quarter)	$140,754
2008	411,769
2009	488,402
2010	409,225
2011	69,453

$1,519,603

16. OTHER LONG-TERM PAYABLES

	June 30
	2007	2006
Payables for acquisition of property, plant and equipment (Note 27k.)	$7,653,920	$7,008,392
Payables for royalties	3,777,162	2,398,726

	11,431,082	9,407,118
Current portion (classified under accrued expenses and other current liabilities)	(2,433,227)	(940,123)

	$8,997,855	$8,466,995

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of June 30, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007 (3rd and 4th quarter)	$2,094,747
2008	743,575
2009	338,480
2010	338,480
2011	261,880
2012 and thereafter	7,653,920

$11,431,082

17. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC, GUC and Xintec who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC, GUC or Xintec after July 1, 2005 can only be subject to the pension mechanism under the Act.
The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC and Xintec have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA, TSMC-Shanghai and TSMC-Europe are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension cost of NT$349,974 thousand and NT$347,709 thousand for the six months ended June 30, 2007 and 2006, respectively.
TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. TSMC, GUC and Xintec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees and deposited in the name of the committees in the Central Trust of China. The Company recognized pension cost of NT$162,471 thousand and NT$152,702 thousand for the six months ended June 30, 2007 and 2006, respectively.
Changes in the Funds and accrued pension cost under the defined benefit plans are summarized as follows:

	Six Months Ended June 30
	2007	2006
The Funds
Balance, beginning of period	$1,942,850	$1,669,102
Contributions	117,333	132,536
Interest	46,911	34,469
Payments	—	(4,677)

Balance, end of period	$2,107,094	$1,831,430

Accrued pension cost
Balance, beginning of period	$3,540,060	$3,473,941
Accruals	52,317	21,601

Balance, end of period	$3,592,377	$3,495,542

18. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2007	2006
Income tax expense based on “income before income tax” at statutory rate (25%)	$12,194,593	$18,266,397
Tax-exempt income	(2,797,992)	(6,411,975)
Temporary and permanent differences	22,136	(1,144,388)
Additional tax at 10% on unappropriated earnings	2,710,911	1,170,031
Cumulative effect of changes in accounting principles	—	(82,062)
Net operating loss carryforwards used	(394,260)	(6,785)
Investment tax credits used	(7,326,453)	(7,462,975)

Income tax currently payable	$4,408,935	$4,328,243

b.	Income tax expense consisted of the following:

Income tax currently payable	$4,408,935	$4,328,243
Other income tax adjustments	(353,921)	(445,618)
Net change in deferred income tax assets
Investment tax credits	3,031,364	2,775,753
Net operating loss carryforwards	385,717	865,927
Temporary differences	(929,952)	(1,837,418)
Adjustments in valuation allowance	(3,040,698)	(1,551,490)

Income tax expense	$3,501,445	$4,135,397

c.	Net deferred income tax assets consisted of the following:

	June 30
	2007	2006
Current deferred income tax assets
Investment tax credits	$5,705,247	$6,104,899
Net operating loss carryforwards	—	9,040
Temporary differences	721,288	588,984
Valuation allowance	(529,750)	(444,660)

	$5,896,785	$6,258,263

Noncurrent deferred income tax assets
Investment tax credits	$11,604,631	$15,196,138
Net operating loss carryforwards	4,419,258	5,303,080
Temporary differences	(2,606,878)	(3,882,178)
Valuation allowance	(4,886,371)	(9,188,312)

	$8,530,640	$7,428,728

As of June 30, 2007, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of June 30, 2007 and 2006 was NT$2,759,715 thousand and NT$743,590 thousand, respectively.

The creditable ratio for distribution of TSMC’s earnings of 2006 and 2005 was 5.23% (expected) and 2.88%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2007, investment tax credits of TSMC, GUC and Xintec consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$306,118	$34,327	2007
		3,202,375	24,849	2008
		6,043,810	5,128,365	2009
		6,520,910	6,520,910	2010
		832,614	832,614	2011

		$16,905,827	$12,541,065

Statute for Upgrading Industries	Research and development expenditures	$1,295,681	$13,930	2007
		1,666,179	39,084	2008
		1,593,991	1,593,991	2009
		2,050,574	2,050,574	2010
		913,687	913,687	2011

		$7,520,112	$4,611,266

Statute for Upgrading Industries	Personnel training expenditures	$16,379	$182	2007
		40,797	63	2008
		40,665	40,665	2009
		36,583	36,583	2010
		250	250	2011

		$134,674	$77,743

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax:

Tax-Exemption Periods
Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of Xintec	2007 to 2011

h.	The tax authorities have examined income tax returns of TSMC through 2004.
19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,563,485	$3,658,331	$9,221,816
Labor and health insurance	308,652	185,827	494,479
Pension	315,671	196,774	512,445
Meal	225,688	85,861	311,549
Welfare	135,627	127,894	263,521
Others	62,907	238,830	301,737

	$6,612,030	$4,493,517	$11,105,547

Depreciation	$36,367,346	$2,055,785	$38,423,131

Amortization	$945,814	$481,249	$1,427,063

	Six Months Ended June 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$6,081,251	$3,231,766	$9,313,017
Labor and health insurance	352,183	193,046	545,229
Pension	317,709	182,702	500,411
Meal	228,844	84,037	312,881
Welfare	114,761	85,204	199,965
Others	104,187	138,639	242,826

	$7,198,935	$3,915,394	$11,114,329

Depreciation	$32,621,813	$1,729,941	$34,351,754

Amortization	$725,722	$532,234	$1,257,956

20. SHAREHOLDERS’ EQUITY
As of June 30, 2007, 1,134,382 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,671,912 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.

Capital surplus consisted of the following:

	June 30
	2007	2006
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,422,365	19,788,594
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	448,264	280,679
Donations	55	55

	$53,725,604	$53,822,486

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in TSMC’s shareholders meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005
Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

TSMC’s shareholders meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.
The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of TSMC’s Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.39% of TSMC’s total outstanding common shares as of December 31, 2006 and 2005, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
21. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2007.

Information about TSMC’s outstanding stock options for the six months ended June 30, 2007 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(7,401)	40.1
Options canceled	(598)	45.2

Balance, end of period	45,909	37.6

Six months ended June 30, 2006

Balance, beginning of period	67,758	$39.4
Options granted	2,517	39.7
Options exercised	(8,219)	39.7
Options canceled	(2,304)	44.5

Balance, end of period	59,752	39.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans. The options granted were the result of the aforementioned adjustment.
As of June 30, 2007, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$25.9-$36.4	30,754	3.66	$33.2	30,754	$33.2
$38.9-$51.3	15,155	5.41	46.6	9,264	46.3

	45,909		37.6	40,018	36.2

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on July 3, 2006 and August 16, 2004 to grant a maximum of 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of the GUC 2006 Plan are valid until August 15, 2011 and the options of the GUC 2004 Plan are valid for six years. Options of both Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding stock options for the six months ended June 30, 2007 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Six months ended June 30, 2007

Balance, beginning of period	7,342	$14.0
Options exercised	(935)	10.2
Options canceled	(68)	16.3

Balance, end of period	6,339	14.6

Six months ended June 30, 2006

Balance, beginning of period	7,132	$10.7
Options exercised	(629)	10.5
Options canceled	(216)	10.9

Balance, end of period	6,287	10.7

As of June 30, 2007, information about GUC’s outstanding and exercisable options was as follows:

Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
$10.0-$18.4	6,339	1.08-4.25	$14.6	835	$10.4
Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding stock options for the six months ended June 30, 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Six months ended June 30, 2007

Balance, beginning of period	4,968	$13.0
Options exercised	3,555	15.7
Options canceled	(567)	13.9

Balance, end of period	7,956	14.2

As of June 30, 2007, information about Xintec’s outstanding and exercisable options was as follows:

Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$13.0 - $16.0	7,956	9.25-10	$14.2	—	$—
No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2007 and 2006. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company would have been as follows:

Six Months Ended June 30
		2007	2006
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	—	—
	Expected volatility	22.65%-41.74%	22.65%-41.74%
	Risk free interest rate	2.23%-2.56%	2.56%
	Expected life	3-6 years	6 years

Xintec	Expected dividend yield	—	—
	Expected volatility	37.73%-47.42%	—
	Risk free interest rate	1.88%-1.94%	—
	Expected life	3 years	—

Net income attributable to shareholders of the parent:
As reported		$44,322,581	$66,608,628
Pro forma		44,284,161	66,551,357

	Six Months Ended June 30
	2007	2006
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.68	$2.53
Pro forma basic EPS	1.68	2.52
Diluted EPS as reported	1.68	2.52
Pro forma diluted EPS	1.68	2.52
22. TREASURY STOCK
(Shares in Thousands)

	Beginning	Stock		Ending
	Shares	Dividend	Disposal	Shares
Six months ended June 30, 2007

Parent company stock held by subsidiaries	33,926	170	—	34,096

Six months ended June 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

As of June 30, 2007 and 2006, the book value of the treasury stock was NT$918,075 thousand each; the market value was NT$2,417,400 thousand and NT$1,952,452 thousand, respectively. TSMC’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting right.
23. EARNINGS PER SHARE

	Six Months Ended June 30
	2007		2006
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$1.81	$1.68	$2.62	$2.47
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06

Income attributable to shareholders of the parent	$1.81	$1.68	$2.68	$2.53

Diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$1.81	$1.68	$2.62	$2.46
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06

Income attributable to shareholders of the parent	$1.81	$1.68	$2.68	$2.52

       EPS for the six months ended June 30, 2007 and 2006 is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2007

Basic EPS
Income attributable to shareholders of the parent	$47,816,720	$44,322,581	26,385,050	$1.81	$1.68

Effect of dilutive potential common stock — stock options	—	—	23,482

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$47,816,720	$44,322,581	26,408,532	$1.81	$1.68

Six months ended June 30, 2006

Basic EPS
Income attributable to shareholders of the parent	$70,661,864	$66,608,628	26,371,073	$2.68	$2.53

Effect of dilutive potential common stock — stock options	—	—	22,850

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$70,661,864	$66,608,628	26,393,923	$2.68	$2.52

24. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$1,921,749	$1,921,749	$1,970,690	$1,970,690
Available-for-sale financial assets	62,375,246	62,375,246	67,385,610	67,385,610
Held-to-maturity financial assets	30,697,637	30,616,918	29,262,804	28,857,510
Investments accounted for using equity method (with market price)	5,824,030	14,838,055	5,135,185	9,613,553

Liabilities

Financial liabilities at fair value through profit or loss	3,474	3,474	601,086	601,086
Bonds payable (including current portion)	17,000,000	17,241,349	19,500,000	19,888,147
Long-term bank loans (including current portion)	1,519,603	1,519,603	657,093	657,093
Other long-term payables (including current portion)	11,431,082	11,431,082	10,492,484	10,492,484
Obligations under capital leases	631,297	631,297	595,172	595,172
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the six months ended June 30, 2007 and 2006 of financial assets/liabilities at fair value through profit or loss, including derivatives estimated using valuation techniques and publicly-traded stocks, were recognized as gains of NT$750,558 thousand and losses of NT$770,634 thousand, respectively.

d.	As of June 30, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$92,995,718 thousand and NT$96,561,617 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$3,474 thousand and NT$601,086 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$6,547,000 thousand and NT$7,127,780 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$118,295 thousand (NT$115,935 thousand was attributable to shareholders of the parent and NT$2,360 thousand was attributable to minority interests) and NT$158,899 thousand (NT$154,032 thousand was attributable to shareholders of the parent and NT$4,867 thousand was attributable to minority interests) directly in shareholders’ equity for the changes in fair value of available-for-sale financial assets for the six months ended June 30, 2007 and 2006, respectively. The Company recognized a gain of NT$231,130 thousand (NT$230,261 thousand was attributable to shareholders of the parent and NT$869 thousand was attributable to minority interests) and NT$51,671 thousand (NT$51,418 thousand was attributable to shareholders of the parent and NT$253 thousand was attributable to minority interests) which was removed from shareholders’ equity and recognized in earnings for the six months ended June 30, 2007 and 2006, respectively. The Company also recognized unrealized gains of NT$191 thousand and NT$13,940 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the six months ended June 30, 2007 and 2006, respectively.

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to the market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25. RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Philips, a major shareholder of TSMC

b.	Investees of TSMC

VIS (accounted for using equity method)
SSMC (accounted for using equity method)

c.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method

d.	Others: Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions

	2007		2006
	Amount	%	Amount	%
Six months ended June 30

Sales
VisEra	$695,618	—	$78,877	—
Philips	—	—	2,318,898	1
Others	4,867	—	16,185	—

	$700,485	—	$2,413,960	1

Purchases
SSMC	$2,765,116	3	$3,718,466	5
VIS	1,692,673	2	1,712,082	2
VisEra	128	—	—	—

	$4,457,917	5	$5,430,548	7

Manufacturing expenses
VisEra	$68,949	—	$—	—
VIS	366	—	—	—
Philips (technical assistance fees, see Note 27a)	—	—	377,952	—

	$69,315	—	$377,952	—

Research and development expenses VisEra	$25,436	—	$—	—

	2007		2006
	Amount	%	Amount	%
Non-operating income and gains
VisEra	$177,433	3	$140,079	2
VIS (primarily technical service income; see Note 27h)	173,765	2	105,937	2
SSMC (primarily technical service income; see Note 27e)	116,257	2	147,219	3

	$467,455	7	$393,235	7

As of June 30

Receivables

VisEra	$332,324	100	$237	—
Philips	—	—	382,251	99
Others	—	—	4,900	1

	$332,324	100	$387,388	100

Other receivables
VIS	$809,153	75	$688,807	86
VisEra	165,598	16	17,376	2
SSMC	97,977	9	92,700	12

	$1,072,728	100	$798,883	100

Payables
VIS	$781,488	51	$943,129	59
SSMC	728,808	48	662,385	41
VisEra	11,076	1	—	—

	$1,521,372	100	$1,605,514	100

Other long-term payables
Philips (see Note 27a)	$—	—	$1,085,366	100

Deferred credits
VisEra	$93,262	8	$155,437	13

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements.

26. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2007 to December 2026 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in North America, Japan and Shanghai. These operating leases expire between 2007 and 2011 and can be renewed upon expiration.
As of June 30, 2007, future lease payments were as follows:

Year	Amount
2007 (3rd and 4th quarter)	$250,468
2008	451,783
2009	442,548
2010	369,514
2011	263,841
2012 and thereafter	1,870,953

$3,649,107

27. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of June 30, 2007, except as disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2007, TSMC had a total of US$90,985 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, The Company entered into the Joint Technology Cooperation Agreement with Philips (now NXP B.V.), Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

j.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of June 30, 2007, SMIC had paid US$75,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America, and Wafertech, alleging defamation and breach of good faith. The result of the above-mentioned litigation cannot be determined at this time.

k.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

l.	Amounts available under unused letters of credit as of June 30, 2007 were NT$134,477 thousand.
28. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees:
a.	Financing provided: None

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				June 30, 2007
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Government Bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	$2,344,207	N/A	$2,344,207
	2004 Government Bond Series B	—	”	—	1,192,161	N/A	1,192,161
	2004 Government Bond Series G	—	”	—	198,586	N/A	198,586
	2006 Government Bond Series D	—	”	—	398,579	N/A	398,579
	2003 Government Bond Series F	—	Held-to-maturity financial assets	—	798,163	N/A	844,440
	2006 Government Bond Series D	—	”	—	3,654,613	N/A	3,637,028
	2003 Government Bond Series B	—	”	—	1,647,899	N/A	1,643,938
	2003 Government Bond Series H	—	”	—	401,144	N/A	399,721
	2004 Kaohsiung Municipal Series A	—	”	—	620,000	N/A	620,273
	2004 Kaohsiung Municipal Series B	—	”	—	249,998	N/A	250,004
	2003 Asian Development Bank Govt. Bond	—	”	—	845,464	N/A	875,103
	European Investment Bank Bonds	—	”	—	376,047	N/A	400,000
	2003 European Bank for Reconstruction and Development Govt. Bond Series A	—	”	—	89,080	N/A	90,000

	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	12,239	2,028,897	N/A	2,028,897
	Fuh Hwa Bond	—	”	102,783	1,380,442	N/A	1,380,442
	Prudential Financial Bond Fund	—	”	83,306	1,226,681	N/A	1,226,681
	NITC Taiwan Bond	—	”	79,132	1,123,358	N/A	1,123,358
	ING Taiwan Income Fund	—	”	63,947	1,020,211	N/A	1,020,211
	Mega Diamond Bond Fund	—	”	70,262	814,510	N/A	814,510
	Taishin Lucky Fund	—	”	68,945	712,420	N/A	712,420
	Polaris De-Bao Fund	—	”	63,273	706,359	N/A	706,359
	Dresdner Bond DAM Fund	—	”	54,286	633,827	N/A	633,827
	HSBC Taiwan Money Management	—	”	34,093	510,018	N/A	510,018
	JF Taiwan Bond Fund	—	”	26,542	408,003	N/A	408,003
	INVESCO Bond Fund	—	”	27,176	406,741	N/A	406,741

	Corporate Bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,559,462	N/A	1,559,462
	Cathay Bank	—	”	—	1,169,901	N/A	1,169,901
	Taiwan Power Company	—	”	—	1,048,083	N/A	1,048,083
	Formosa Petrochemical Corporation	—	”	—	398,611	N/A	398,611
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,574,211	N/A	3,555,654
	Taiwan Power Company	—	”	—	3,262,876	N/A	3,262,707
	Nan Ya Plastics Corporation	—	”	—	2,003,757	N/A	2,000,821
	CPC Corporation, Taiwan	—	”	—	1,450,830	N/A	1,449,750
	China Steel Corporation	—	”	—	1,000,000	N/A	996,986
	Formosa Plastic Corporation	—	”	—	386,989	N/A	386,866
	Shanghai commercial & Saving Bank	—	”	—	289,566	N/A	289,495
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1		$43,613,633	100		$43,613,633
	TSMC International	Subsidiary	”	987,968		27,053,657	100		27,053,657
	SSMC	Investee accounted for using equity method	”	463		8,289,538	39		7,221,894
	VIS	Investee accounted for using equity method	”	442,262		5,637,861	27		14,550,413
	TSMC Partners	Subsidiary	”	300		4,567,193	100		4,567,193
	TSMC-NA	Subsidiary	”	11,000		2,207,039	100		2,207,039
	Xintec	Investee with a controlling interest	”	90,526		1,366,816	43		1,271,218
	GUC	Investee with a controlling interest	”	41,263		694,111	38		14,132,636
	TSMC-Japan	Subsidiary	”	6		94,250	100		94,250
	TSMC-Europe	Subsidiary	”	—		65,109	100		65,109
	TSMC-Korea	Subsidiary	”	80		15,514	100		15,514
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		277,359
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		257,909
	W.K. Technology Fund IV	—	”	4,000		40,000	2		57,472
	Hontung Venture Capital Co., Ltd.	—	”	2,633		26,329	10		25,113

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,950	12		312,950
	Crimson Asia Capital	—	”	—		69,355	1		69,355

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—		8,799,540	100		8,792,573

	VTAF II	Subsidiary	”	—		858,453	98		855,775
	VTAF III	Subsidiary	”	—		756,146	98		748,203
	Emerging Alliance	Subsidiary	”	—		717,200	99		717,200
	Chi Cheng	Subsidiary	”	—		168,359	36		626,923	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		166,857	36		626,368	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,207,568	—		1,207,568
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,032		104,426	—		165,556

Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,209,832	—		1,209,832
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,711		81,743	—		122,087

TSMC International	Stocks
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	36,466	97	US$	36,466
	InveStar II	Subsidiary	”	51,300	US$	54,498	97	US$	54,498
	TSMC Development	Subsidiary	”	1	US$	662,082	100	US$	662,082
	TSMC Technology	Subsidiary	”	1	US$	6,286	100	US$	6,286
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
TSMC-Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	249,316	100	US$	249,316

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	63,098	49	US$	63,098

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	55	US$	1,767	—	US$	1,767
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	3,917	2	US$	3,917
	Global Investment Holding, Inc.	—	Financial assets carried at cost	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Pixim, Inc.	—	”	1,036	US$	275	2	US$	275

	Preferred stock
	Pixim, Inc.	—	Financial assets carried at cost	3,606	US$	862	—	US$	862
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Reflectivity, Inc.	—	”	3,252	US$	102	4	US$	102
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000
	Optichron, Inc.	—	”	714	US$	1,000	4	US$	1,000
	NuCORE Technology, Inc.	—	”	2,254	US$	1,388	2	US$	1,388
	Next IO, Inc.	—	”	800	US$	500	2	US$	500
	Audience, Inc.	—	”	1,654	US$	250	1	US$	250
	Centrality Communications	—	”	1,325	US$	1,800	3	US$	1,800
	Teknovus, Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	”	583	US$	600	4	US$	600
	Mobilygen	—	”	1,415	US$	750	1	US$	750

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,150	US$	660	6	US$	660
	RichWave Technology Corp.	—	”	500	US$	231	2	US$	231

	Preferred stock
	Powerprecise Solutions, Inc.	—	Financial assets carried at cost	1,445	US$	1,400	11	US$	1,400
	Tzero Technologies, Inc.	—	”	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	”	2,740	US$	2,424	3	US$	2,424
	Axiom Microdevices, Inc.	—	”	4,142	US$	1,812	4	US$	1,812
	Next IO, Inc.	—	”	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Optichron, Inc.	—	”	353	US$	869	2	US$	869
	Xceive	—	”	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	”	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	”	2,000	US$	1,500	13	US$	1,500
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	Teknovus, Inc.	—	”	518	US$	119	—	US$	119
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150
	Pixim, Inc.	—	”	3,279	US$	641	2	US$	641
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
VTAF III	Preferred stock
	Mutual-Pak Limited	—	Financial assets carried at cost	370	US$	112	13	US$	112
	Quellan, Inc	—	”	2,231	US$	2,500	7	US$	2,500
	M2000, Inc.	—	”	1,500	US$	1,500	4	US$	1,500
	SynDiTec, Inc.	—	”	4,296	US$	720	7	US$	720
	Validity Sensors, Inc.	—	”	5,333	US$	2,000	7	US$	2,000
	Silicon Technical Services, LLC	—	”	915	US$	1,000	2	US$	1,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Advasense Sensors, Inc.	—	”	1,624	US$	1,500	6	US$	1,500
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360

	Corporate Bond
	GTBF, Inc.	—	Financial assets carried at cost	—	US$	1,500	N/A	US$	1,500

Investar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	34,458	7	US$	34,458
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	58	US$	20	—	US$	20
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Memsic, Inc.	—	”	2,727	US$	1,500	9	US$	1,500

Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	15,085	3	US$	15,085
	Geo Vision, Inc.	—	”	6	US$	40	—	US$	40
	Rich Tek Technology Corp.	—	”	132	US$	2,088	—	US$	2,088
	Geo Vision, Inc.	—	Available-for-sale financial assets	15	US$	91	—	US$	91
	Rich Tek Technology Corp.	—	”	227	US$	3,597	—	US$	3,597
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	2,383	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	4	US$	223
	EoNEX Technologies, Inc.	—	”	55	US$	3,048	5	US$	3,048
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologics Corp.	—	”	1,000	US$	574	4	US$	574
	EON Technology, Corp.	—	”	4,243	US$	1,175	6	US$	1,175
	eLCOS Microdisplay Technology, Ltd.	—	”	270	US$	27	1	US$	27
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	Sonics, Inc.	—	”	2,220	US$	32	3	US$	32

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	FangTek, Inc.	—	”	6,930	US$	3,250	16	US$	3,250
	Sonics, Inc.	—	”	2,115	US$	3,082	3	US$	3,082
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	”	6,128	US$	2,450	15	US$	2,450
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	300	N/A	US$	300
	United States Treas Nts	—	”	—	US$	41,177	N/A	US$	41,177
	United States Treas Nts	—	”	—	US$	16,896	N/A	US$	16,896
	United States Treas Nts	—	”	—	US$	46,322	N/A	US$	46,322
	United States Treas Nts	—	”	—	US$	5,724	N/A	US$	5,724
	United States Treas Nt	—	”	—	US$	26,065	N/A	US$	26,065
	United States Treas Nts	—	”	—	US$	20,611	N/A	US$	20,611
	United States Treas Nts	—	”	—	US$	14,742	N/A	US$	14,742
	United States Treas Nts	—	”	—	US$	5,829	N/A	US$	5,829
	Us Treasury Nts	—	”	—	US$	4,841	N/A	US$	4,841
	Us Treasury Nts	—	”	—	US$	2,480	N/A	US$	2,480
	Us Treasury Nts	—	”	—	US$	2,483	N/A	US$	2,483
	Us Treas Nts	—	”	—	US$	10,290	N/A	US$	10,290

	Corporate bonds
	Anz Cap Tr I	—	Available-for-sale financial assets	—	US$	970	N/A	US$	970
	Axa Finl, Inc.	—	”	—	US$	2,118	N/A	US$	2,118
	Abbott Labs	—	”	—	US$	2,538	N/A	US$	2,538
	Abbott Labs	—	”	—	US$	1,503	N/A	US$	1,503
	Allstate Life Global Fdg Secd	—	”	—	US$	2,978	N/A	US$	2,978
	American Gen Fin Corp.	—	”	—	US$	3,198	N/A	US$	3,198
	American Gen Fin Corp. Mtn	—	”	—	US$	3,458	N/A	US$	3,458
	American Gen Fin Corp. Mtn	—	”	—	US$	1,970	N/A	US$	1,970
	American Honda Fin Corp. Mtn	—	”	—	US$	9,310	N/A	US$	9,310
	American Honda Fin Corp. Mtn	—	”	—	US$	800	N/A	US$	800
	Amgen, Inc.	—	”	—	US$	2,909	N/A	US$	2,909
	Associates Corp. North Amer	—	”	—	US$	2,529	N/A	US$	2,529
	Atlantic Richfield Co	—	”	—	US$	2,168	N/A	US$	2,168
	Bp Cap Mkts P L C	—	”	—	US$	4,447	N/A	US$	4,447
	Bank New York, Inc.	—	”	—	US$	1,496	N/A	US$	1,496
	Bank One Corp.	—	”	—	US$	2,017	N/A	US$	2,017
	Bank One Corp.	—	”	—	US$	1,461	N/A	US$	1,461
	Bank Utd Houston Tx Mtbn	—	”	—	US$	522	N/A	US$	522
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,286	N/A	US$	2,286
	Burlington Res, Inc.	—	”	—	US$	3,639	N/A	US$	3,639
	Cit Group Hldgs, Inc.	—	”	—	US$	3,018	N/A	US$	3,018
	Cit Group, Inc. New	—	”	—	US$	2,504	N/A	US$	2,504
	Chase Manhattan Corp. New	—	”	—	US$	2,102	N/A	US$	2,102
	Chase Manhattan Corp. New	—	”	—	US$	5,059	N/A	US$	5,059
	Chubb Corp.	—	”	—	US$	2,123	N/A	US$	2,123
	Cogentrix Energy, Inc.	—	”	—	US$	3,701	N/A	US$	3,701
	Colonial Pipeline Co.	—	”	—	US$	1,479	N/A	US$	1,479
	Consolidated Edison, Inc.	—	”	—	US$	2,938	N/A	US$	2,938
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,026	N/A	US$	2,026
	Credit Suisse First Boston Usa	—	”	—	US$	3,119	N/A	US$	3,119
	Credit Suisse First Boston Usa	—	”	—	US$	2,185	N/A	US$	2,185
	Credit Suisse First Boston	—	”	—	US$	732	N/A	US$	732
	Daimlerchrysler North Amer	—	”	—	US$	988	N/A	US$	988
	Daimlerchrysler North Amer Hld	—	”	—	US$	751	N/A	US$	751
	Dayton Hudson Corp.	—	”	—	US$	2,014	N/A	US$	2,014
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,159	N/A	US$	2,159
	Deere John Cap Corp.	—	”	—	US$	5,927	N/A	US$	5,927
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Dell Computer Corp.	—	Available-for-sale financial assets	—	US$	2,809	N/A	US$	2,809
	Diageo Plc	—	”	—	US$	3,478	N/A	US$	3,478
	Emerson Elec Co.	—	”	—	US$	3,208	N/A	US$	3,208
	European Invt Bk	—	”	—	US$	6,054	N/A	US$	6,054
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cinc.Innati Oh	—	”	—	US$	2,448	N/A	US$	2,448
	Fleet Finl Group, Inc. New	—	”	—	US$	902	N/A	US$	902
	Fleet Boston Corp.	—	”	—	US$	2,614	N/A	US$	2,614
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,893	N/A	US$	1,893
	General Dynamics Corp.	—	”	—	US$	2,064	N/A	US$	2,064
	General Elec Cap Corp. Mtn	—	”	—	US$	1,167	N/A	US$	1,167
	General Elec Cap Corp. Mtn	—	”	—	US$	3,907	N/A	US$	3,907
	General Elec Cap Corp. Mtn	—	”	—	US$	2,094	N/A	US$	2,094
	General Elec Cap Corp. Mtn	—	”	—	US$	11,267	N/A	US$	11,267
	General Re Corp.	—	”	—	US$	3,233	N/A	US$	3,233
	Genworth Finl, Inc.	—	”	—	US$	3,245	N/A	US$	3,245
	Greenpoint Finl Corp.	—	”	—	US$	980	N/A	US$	980
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,976	N/A	US$	2,976
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	5,065	N/A	US$	5,065
	Hancock John Global Fdg Mtn	—	”	—	US$	982	N/A	US$	982
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	2,920	N/A	US$	2,920
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	1,338	N/A	US$	1,338
	Hartford Finl Svcs Group, Inc.	—	”	—	US$	5,025	N/A	US$	5,025
	Heller Finl, Inc.	—	”	—	US$	1,908	N/A	US$	1,908
	Hewlett Packard Co.	—	”	—	US$	1,829	N/A	US$	1,829
	Household Fin Corp.	—	”	—	US$	3,075	N/A	US$	3,075
	Household Fin Corp.	—	”	—	US$	2,916	N/A	US$	2,916
	Huntington National Bank	—	”	—	US$	1,862	N/A	US$	1,862
	Ing Sec Life Instl Fdg	—	”	—	US$	2,478	N/A	US$	2,478
	International Business Machs	—	”	—	US$	3,455	N/A	US$	3,455
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,951	N/A	US$	2,951
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,159	N/A	US$	4,159
	J P Morgan Chase + Co.	—	”	—	US$	3,285	N/A	US$	3,285
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,423	N/A	US$	4,423
	KeyCorp. Mtn Book Entry	—	”	—	US$	3,016	N/A	US$	3,016
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,067	N/A	US$	1,067
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	3,150	N/A	US$	3,150
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	486	N/A	US$	486
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	983	N/A	US$	983
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,162	N/A	US$	1,162
	Lehman Brothers Hldgs, Inc.	—	”	—	US$	1,628	N/A	US$	1,628
	Mbna America Bank Na Y	—	”	—	US$	6,418	N/A	US$	6,418
	Mgic Invt Corp.	—	”	—	US$	1,197	N/A	US$	1,197
	Ameritech Capital Funding Co.	—	”	—	US$	2,785	N/A	US$	2,785
	Marshall + Ilsley Corp.	—	”	—	US$	8,435	N/A	US$	8,435
	Massmutual Global Fdg Ii Mtn	—	”	—	US$	3,627	N/A	US$	3,627
	Metropolitan Life Global Mtn	—	”	—	US$	3,415	N/A	US$	3,415
	Monumental Global Fdg Ii	—	”	—	US$	1,471	N/A	US$	1,471
	Monunmetal Global Fdg Ii	—	”	—	US$	1,959	N/A	US$	1,959
	Mony Group, Inc.	—	”	—	US$	2,142	N/A	US$	2,142
	Morgan Stanley	—	”	—	US$	1,931	N/A	US$	1,931
	Morgan Stanley	—	”	—	US$	5,458	N/A	US$	5,458
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	National City Corp.	—	Available-for-sale financial assets	—	US$	3,443	N/A	US$	3,443
	National Westminster Bk Plc	—	”	—	US$	1,308	N/A	US$	1,308
	Nationwide Life Global Fdg I	—	”	—	US$	3,477	N/A	US$	3,477
	Oracle Corp. / Ozark Hldg, Inc.	—	”	—	US$	1,966	N/A	US$	1,966
	Pnc Fdg Corp.	—	”	—	US$	1,001	N/A	US$	1,001
	Pepsico, Inc. Mtn Book Entry	—	”	—	US$	3,616	N/A	US$	3,616
	Popular North Amer, Inc.	—	”	—	US$	2,907	N/A	US$	2,907
	Praxair, Inc.	—	”	—	US$	3,122	N/A	US$	3,122
	Premark Intl, Inc.	—	”	—	US$	2,706	N/A	US$	2,706
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,421	N/A	US$	3,421
	Principal Finl Group Australia	—	”	—	US$	1,001	N/A	US$	1,001
	Principal Life Global Fdg I Gl	—	”	—	US$	1,172	N/A	US$	1,172
	Protective Life Secd Trs	—	”	—	US$	2,935	N/A	US$	2,935
	Protective Life Secd Trs Mtn	—	”	—	US$	3,403	N/A	US$	3,403
	Public Svc Elec Gas Co.	—	”	—	US$	3,706	N/A	US$	3,706
	Regions Finl Corp. New	—	”	—	US$	2,381	N/A	US$	2,381
	Mizuho Fin(Cayman)	—	”	—	US$	2,167	N/A	US$	2,167
	Sbc Communications, Inc.	—	”	—	US$	3,312	N/A	US$	3,312
	Sbc Communications, Inc.	—	”	—	US$	695	N/A	US$	695
	Sp Powerassests Ltd Global	—	”	—	US$	980	N/A	US$	980
	Safeco Corp.	—	”	—	US$	711	N/A	US$	711
	St Paul Cos, Inc. Mtn Bk Ent	—	”	—	US$	2,536	N/A	US$	2,536
	Simon Ppty Group L P	—	”	—	US$	2,177	N/A	US$	2,177
	Simon Ppty Group Lp	—	”	—	US$	998	N/A	US$	998
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,454	N/A	US$	3,454
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,935	N/A	US$	2,935
	Vodafone Airtouch Plc	—	”	—	US$	1,662	N/A	US$	1,662
	Wps Resources Corp.	—	”	—	US$	1,029	N/A	US$	1,029
	Wachovia Corp. New	—	”	—	US$	3,479	N/A	US$	3,479
	Wachovia Corp. New	—	”	—	US$	3,125	N/A	US$	3,125
	Washington Mut, Inc.	—	”	—	US$	1,698	N/A	US$	1,698
	Washington Post Co.	—	”	—	US$	3,001	N/A	US$	3,001
	Wells Fargo + Co. New	—	”	—	US$	2,961	N/A	US$	2,961
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,310	N/A	US$	4,310
	Westfield Cap Corp. Ltd	—	”	—	US$	2,003	N/A	US$	2,003

	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	53	N/A	US$	53
	Americredit Automobile Rec Tr	—	”	—	US$	3,253	N/A	US$	3,253
	Americredit Automobile Rec Tr	—	”	—	US$	2,294	N/A	US$	2,294
	Americredit Auto Rec Tr	—	”	—	US$	1,000	N/A	US$	1,000
	Americredit Automobile Receivb	—	”	—	US$	1,996	N/A	US$	1,996
	Americredit Automobile Receiva	—	”	—	US$	2,728	N/A	US$	2,728
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	298	N/A	US$	298
	Ba Cr Card Tr	—	”	—	US$	4,264	N/A	US$	4,264
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	4,044	N/A	US$	4,044
	Bear Stearns Coml Mtg Secs, Inc.	—	”	—	US$	3,518	N/A	US$	3,518
	Bear Stearns Alt A Tr	—	”	—	US$	532	N/A	US$	532
	Bear Stearns Arm Tr	—	”	—	US$	3,259	N/A	US$	3,259
	Bear Stearns Arm Tr	—	”	—	US$	1,943	N/A	US$	1,943
	Cit Equip Coll Tr	—	”	—	US$	893	N/A	US$	893
	Cit Equip Coll Tr	—	”	—	US$	3,986	N/A	US$	3,986
	Cnh Equip Tr	—	”	—	US$	276	N/A	US$	276
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Cwabs, Inc.	—	Available-for-sale financial assets	—	US$	139	N/A	US$	139
	Cwabs	—	”	—	US$	3,619	N/A	US$	3,619
	Cwmbs, Inc.	—	”	—	US$	784	N/A	US$	784
	Capital Auto Receivables Asset	—	”	—	US$	3,236	N/A	US$	3,236
	Capital Auto Receivables Asset	—	”	—	US$	2,238	N/A	US$	2,238
	Capital One Auto Fin Tr	—	”	—	US$	2,628	N/A	US$	2,628
	Capital One Auto Fin Tr	—	”	—	US$	2,995	N/A	US$	2,995
	Capital One Auto Fin Tr	—	”	—	US$	4,997	N/A	US$	4,997
	Capital One Multi Asset Execut	—	”	—	US$	3,961	N/A	US$	3,961
	Capital One Multi Asset Execut	—	”	—	US$	2,965	N/A	US$	2,965
	Capitial One Prime Auto Receiv	—	”	—	US$	1,414	N/A	US$	1,414
	Capital One Prime Auto Rec	—	”	—	US$	3,968	N/A	US$	3,968
	Caterpillar Finl Asset Tr	—	”	—	US$	8,198	N/A	US$	8,198
	Cbass Tr	—	”	—	US$	4,248	N/A	US$	4,248
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	9,361	N/A	US$	9,361
	Chase Mtge Finance Corp.	—	”	—	US$	2,763	N/A	US$	2,763
	Chase Mtg Fin Tr	—	”	—	US$	2,881	N/A	US$	2,881
	Chase Mtge Finance Corp.	—	”	—	US$	1,831	N/A	US$	1,831
	Chase Mtg Fin Tr	—	”	—	US$	950	N/A	US$	950
	Chase Mtg Fin Tr	—	”	—	US$	1,900	N/A	US$	1,900
	Citicorp Mtg Secs	—	”	—	US$	375	N/A	US$	375
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,970	N/A	US$	9,970
	Credit Suisse First Boston Mtg	—	”	—	US$	7,629	N/A	US$	7,629
	Credit Suisse First Boston Mtg	—	”	—	US$	7,677	N/A	US$	7,677
	Credit Suisse First Boston Mtg	—	”	—	US$	300	N/A	US$	300
	Credit Suisse First Boston Mtg	—	”	—	US$	3,563	N/A	US$	3,563
	Credit Suisse First Boston Mtg	—	”	—	US$	3,715	N/A	US$	3,715
	Daimlerchrysler Auto Tr	—	”	—	US$	1,694	N/A	US$	1,694
	Daimlerchrysler Auto Tr	—	”	—	US$	4,295	N/A	US$	4,295
	Deere John Owner Tr	—	”	—	US$	2,447	N/A	US$	2,447
	Drive Auto Receivables Tr	—	”	—	US$	2,306	N/A	US$	2,306
	First Franklin Mtg Ln Tr	—	”	—	US$	4,187	N/A	US$	4,187
	First Horizon Abs Tr	—	”	—	US$	422	N/A	US$	422
	First Union Lehman Bros Mtg Tr	—	”	—	US$	795	N/A	US$	795
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,854	N/A	US$	2,854
	Ford Credit Auto Owner Trust	—	”	—	US$	4,299	N/A	US$	4,299
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,827	N/A	US$	2,827
	Gs Mtg Secs Corp.	—	”	—	US$	4,127	N/A	US$	4,127
	Harley Davidson Motorcycle Tr	—	”	—	US$	4,943	N/A	US$	4,943
	Hertz Veh Fing Llc	—	”	—	US$	5,320	N/A	US$	5,320
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,167	N/A	US$	4,167
	Honda Auto Receivables	—	”	—	US$	3,362	N/A	US$	3,362
	Hsbc Automotive Tr	—	”	—	US$	2,690	N/A	US$	2,690
	Hyundai Auto Receivables Tr	—	”	—	US$	4,083	N/A	US$	4,083
	Hyundai Auto Receivables Tr	—	”	—	US$	3,941	N/A	US$	3,941
	J P Morgan Mtg Tr	—	”	—	US$	955	N/A	US$	955
	J P Morgan Mtg Tr	—	”	—	US$	943	N/A	US$	943
	J P Morgan Mtg Tr	—	”	—	US$	938	N/A	US$	938
	Jp Morgan Mtg Tr	—	”	—	US$	924	N/A	US$	924
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,318	N/A	US$	3,318
	Mbna Cr Card Master Nt Tr	—	”	—	US$	4,449	N/A	US$	4,449
	Mastr Asset Backed	—	”	—	US$	3,510	N/A	US$	3,510
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Merrill Lynch Mtg Invs, Inc.	—	Available-for-sale financial assets	—	US$	5,262	N/A	US$	5,262
	Morgan Stanley Ixis Estate Tr	—	”	—	US$	3,113	N/A	US$	3,113
	Nomura Asset Accep Corp.	—	”	—	US$	4,138	N/A	US$	4,138
	Onyx Accep Owner Tr	—	”	—	US$	2,542	N/A	US$	2,542
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	3,231	N/A	US$	3,231
	Reliant Energy Transition Bd	—	”	—	US$	1,630	N/A	US$	1,630
	Residential Asset Mtg Prods	—	”	—	US$	2,374	N/A	US$	2,374
	Residential Asset Sec Mtg Pass	—	”	—	US$	1,096	N/A	US$	1,096
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,062	N/A	US$	2,062
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	1,770	N/A	US$	1,770
	Residential Fdg Mtg Secs I, Inc.	—	”	—	US$	3,718	N/A	US$	3,718
	Sequoia Mtg Tr	—	”	—	US$	560	N/A	US$	560
	Sequoia Mtg Tr	—	”	—	US$	364	N/A	US$	364
	Sequoia Mtg Tr	—	”	—	US$	422	N/A	US$	422
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,140	N/A	US$	1,140
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	387	N/A	US$	387
	Txu Elec Delivery Transition	—	”	—	US$	1,844	N/A	US$	1,844
	Terwin Mtg Tr	—	”	—	US$	4,068	N/A	US$	4,068
	Usaa Auto Owner Tr	—	”	—	US$	4,221	N/A	US$	4,221
	Wamu Mtg	—	”	—	US$	3,545	N/A	US$	3,545
	Wamu Mtg Pass Thru Ctfs Tr	—	”	—	US$	4,405	N/A	US$	4,405
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	368	N/A	US$	368
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,222	N/A	US$	2,222
	Wamu Mtg	—	”	—	US$	925	N/A	US$	925
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,626	N/A	US$	2,626
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,066	N/A	US$	4,066
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,922	N/A	US$	4,922
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,501	N/A	US$	2,501
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,152	N/A	US$	3,152
	Wells Fargo Mtg Bkd Secs Tr	—	”	—	US$	2,334	N/A	US$	2,334
	Whole Auto Ln Tr	—	”	—	US$	624	N/A	US$	624
	Whole Auto Ln Tr	—	”	—	US$	2,982	N/A	US$	2,982

	Agency bonds
	Fed Hm Ln Pc Pool M80855	—	Available-for-sale financial assets	—	US$	3,099	N/A	US$	3,099
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,217	N/A	US$	1,217
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,401	N/A	US$	1,401
	Fed Hm Ln Pc Pool 1b1107	—	”	—	US$	590	N/A	US$	590
	Fed Hm Ln Pc Pool 1b1150	—	”	—	US$	1,121	N/A	US$	1,121
	Fed Hm Ln Pc Pool 1b1225	—	”	—	US$	154	N/A	US$	154
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	365	N/A	US$	365
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	239	N/A	US$	239
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	176	N/A	US$	176
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	191	N/A	US$	191
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	264	N/A	US$	264
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	316	N/A	US$	316
	Fed Hm Ln Pc Pool 847628	—	”	—	US$	3,467	N/A	US$	3,467
	Fed Hm Ln Pc Pool 1j0410	—	”	—	US$	5,820	N/A	US$	5,820
	Fed Hm Ln Pc Pool G12009	—	”	—	US$	3,900	N/A	US$	3,900
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	318	N/A	US$	318
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	403	N/A	US$	403
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	157	N/A	US$	157
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	4,388	N/A	US$	4,388
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fed Hm Ln Pc Pool 1g1411	—	Available-for-sale financial assets	—	US$	4,126	N/A	US$	4,126
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,861	N/A	US$	2,861
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	2,166	N/A	US$	2,166
	Fed Hm Ln Pc Pool 1g2593	—	”	—	US$	5,554	N/A	US$	5,554
	Fed Hm Ln Pc Pool 1g1921	—	”	—	US$	4,344	N/A	US$	4,344
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	7,598	N/A	US$	7,598
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,753	N/A	US$	3,753
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	825	N/A	US$	825
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	4,945	N/A	US$	4,945
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	280	N/A	US$	280
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	538	N/A	US$	538
	Fed Hm Ln Pc Pool 782968	—	”	—	US$	1,219	N/A	US$	1,219
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	571	N/A	US$	571
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	334	N/A	US$	334
	Fed Hm Ln Pc Pool 783058	—	”	—	US$	1,122	N/A	US$	1,122
	Fnma Pool 254507	—	”	—	US$	1,355	N/A	US$	1,355
	Fnma Pool 254834	—	”	—	US$	1,272	N/A	US$	1,272
	Fnma Pool 255883	—	”	—	US$	3,258	N/A	US$	3,258
	Fnma Pool 555549	—	”	—	US$	1,450	N/A	US$	1,450
	Fnma Pool 555715	—	”	—	US$	182	N/A	US$	182
	Fnma Pool 632399	—	”	—	US$	402	N/A	US$	402
	Fnma Pool 662401	—	”	—	US$	602	N/A	US$	602
	Fnma Pool 667766	—	”	—	US$	1,384	N/A	US$	1,384
	Fnma Pool 681393	—	”	—	US$	2,498	N/A	US$	2,498
	Fnma Pool 680932	—	”	—	US$	1,173	N/A	US$	1,173
	Federal Natl Mtg Assn	—	”	—	US$	209	N/A	US$	209
	Federal Natl Mtg Assn	—	”	—	US$	3,888	N/A	US$	3,888
	Federal Natl Mtg Assn	—	”	—	US$	1,998	N/A	US$	1,998
	Federal Natl Mtg Assn	—	”	—	US$	3,625	N/A	US$	3,625
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,864	N/A	US$	3,864
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,339	N/A	US$	1,339
	Federal Natl Mtg Assn	—	”	—	US$	2,641	N/A	US$	2,641
	Federal Natl Mtg Assn	—	”	—	US$	1,684	N/A	US$	1,684
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,960	N/A	US$	1,960
	Federal Natl Mtg Assn	—	”	—	US$	2,410	N/A	US$	2,410
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,576	N/A	US$	1,576
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,688	N/A	US$	2,688
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,659	N/A	US$	1,659
	Federal Home Ln Mtg Corp.	—	”	—	US$	504	N/A	US$	504
	Federal National Mort Assoc	—	”	—	US$	3,192	N/A	US$	3,192
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,621	N/A	US$	3,621
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,675	N/A	US$	2,675
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,611	N/A	US$	3,611
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,247	N/A	US$	3,247
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,532	N/A	US$	2,532
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,778	N/A	US$	2,778
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,842	N/A	US$	3,842
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,517	N/A	US$	2,517
	Federal Home Ln Mtg	—	”	—	US$	2,596	N/A	US$	2,596
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,876	N/A	US$	3,876
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,683	N/A	US$	7,683
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,119	N/A	US$	4,119
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg	—	Available-for-sale financial assets	—	US$	5,996	N/A	US$	5,996
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,241	N/A	US$	1,241
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,359	N/A	US$	4,359
	Fnma Pool 685116	—	”	—	US$	602	N/A	US$	602
	Fnma Pool 694287	—	”	—	US$	25	N/A	US$	25
	Fnma Pool 703711	—	”	—	US$	488	N/A	US$	488
	Fnma Pool 725095	—	”	—	US$	1,077	N/A	US$	1,077
	Fnma Pool 730033	—	”	—	US$	1,300	N/A	US$	1,300
	Fnma Pool 740934	—	”	—	US$	1,172	N/A	US$	1,172
	Fnma Pool 742232	—	”	—	US$	24	N/A	US$	24
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	245	N/A	US$	245
	Fnma Pool 790828	—	”	—	US$	2,244	N/A	US$	2,244
	Fnma Pool 793025	—	”	—	US$	2,134	N/A	US$	2,134
	Fnma Pool 793932	—	”	—	US$	521	N/A	US$	521
	Fnma Pool 794040	—	”	—	US$	743	N/A	US$	743
	Fnma Pool 795548	—	”	—	US$	301	N/A	US$	301
	Fnma Pool 799664	—	”	—	US$	103	N/A	US$	103
	Fnma Pool 799868	—	”	—	US$	33	N/A	US$	33
	Fnma Pool 804764	—	”	—	US$	434	N/A	US$	434
	Fnma Pool 804852	—	”	—	US$	370	N/A	US$	370
	Fnma Pool 804962	—	”	—	US$	424	N/A	US$	424
	Fnma Pool 805163	—	”	—	US$	438	N/A	US$	438
	Fnma Pool 806642	—	”	—	US$	1,124	N/A	US$	1,124
	Fnma Pool 806721	—	”	—	US$	679	N/A	US$	679
	Fnma Pool 813641	—	”	—	US$	3,299	N/A	US$	3,299
	Fnma Pool 814418	—	”	—	US$	368	N/A	US$	368
	Fnma Pool 815626	—	”	—	US$	2,597	N/A	US$	2,597
	Fnma Pool 816594	—	”	—	US$	1,932	N/A	US$	1,932
	Fnma Pool 819423	—	”	—	US$	563	N/A	US$	563
	Fnma Pool 821129	—	”	—	US$	568	N/A	US$	568
	Fnma Pool 825395	—	”	—	US$	2,615	N/A	US$	2,615
	Fnma Pool 825398	—	”	—	US$	3,864	N/A	US$	3,864
	Fnma Pool 841069	—	”	—	US$	2,616	N/A	US$	2,616
	Fnma Pool 879906	—	”	—	US$	1,484	N/A	US$	1,484
	Fnma Pool 888388	—	”	—	US$	6,540	N/A	US$	6,540
	Fnma Pool 888249	—	”	—	US$	4,672	N/A	US$	4,672
	Fnma Pool 888527	—	”	—	US$	75	N/A	US$	75
	Fnma Pool 888499	—	”	—	US$	2,884	N/A	US$	2,884
	Fnma Pool 888502	—	”	—	US$	253	N/A	US$	253
	Fnma Pool 888507	—	”	—	US$	960	N/A	US$	960
	Fnma Pool 888515	—	”	—	US$	2,295	N/A	US$	2,295
	Fnma Pool 888519	—	”	—	US$	146	N/A	US$	146
	Fnma Pool 900296	—	”	—	US$	3,513	N/A	US$	3,513
	Gnma Ii Pool 081150	—	”	—	US$	534	N/A	US$	534
	Gnma Ii Pool 081153	—	”	—	US$	1,777	N/A	US$	1,777
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,946	N/A	US$	5,946
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,987	N/A	US$	5,987
	Federal Farm Cr Bks	—	”	—	US$	3,380	N/A	US$	3,380
	Federal Home Ln Bks	—	”	—	US$	4,877	N/A	US$	4,877
	Federal Home Ln Bks	—	”	—	US$	2,374	N/A	US$	2,374
	Federal Home Ln Bks	—	”	—	US$	5,352	N/A	US$	5,352
(Continued)

				June 30, 2007
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	3,014	N/A	US$	3,014
	Federal Home Ln Bks	—	”	—	US$	4,901	N/A	US$	4,901
	Federal Home Ln Bks	—	”	—	US$	8,782	N/A	US$	8,782
	Federal Home Ln Bks	—	”	—	US$	8,852	N/A	US$	8,852
	Federal Home Ln Bks	—	”	—	US$	5,876	N/A	US$	5,876
	Federal Home Ln Bks	—	”	—	US$	5,896	N/A	US$	5,896
	Federal Home Ln Bks	—	”	—	US$	7,952	N/A	US$	7,952
	Federal Home Ln Bks	—	”	—	US$	6,154	N/A	US$	6,154
	Federal Home Ln Bks	—	”	—	US$	12,338	N/A	US$	12,338
	Federal Home Ln Bks	—	”	—	US$	6,915	N/A	US$	6,915
	Federal Home Ln Bks	—	”	—	US$	7,501	N/A	US$	7,501
	Federal Home Loan Banks	—	”	—	US$	8,004	N/A	US$	8,004
	Fed Home Ln Bank	—	”	—	US$	4,986	N/A	US$	4,986
	Federal Home Ln Bks	—	”	—	US$	4,478	N/A	US$	4,478
	Federal Home Ln Bks	—	”	—	US$	8,972	N/A	US$	8,972
	Federal Home Loan Bank	—	”	—	US$	4,477	N/A	US$	4,477
	Federal Home Loan Bank	—	”	—	US$	3,443	N/A	US$	3,443
	Federal Natl Mtg Assn	—	”	—	US$	4,983	N/A	US$	4,983
	Federal Natl Mtg Assn	—	”	—	US$	6,485	N/A	US$	6,485
	Federal Natl Mtg Assn	—	”	—	US$	8,477	N/A	US$	8,477
	Federal Natl Mtg Assn	—	”	—	US$	4,967	N/A	US$	4,967
	Federal Natl Mtg Assn	—	”	—	US$	4,470	N/A	US$	4,470
	Federal Natl Mtg Assn	—	”	—	US$	1,944	N/A	US$	1,944
	Federal Natl Mtg Assn	—	”	—	US$	4,297	N/A	US$	4,297
	Federal Natl Mtg Assn	—	”	—	US$	4,387	N/A	US$	4,387
	Federal Natl Mtg Assn	—	”	—	US$	7,893	N/A	US$	7,893
	Federal Natl Mtg Assn	—	”	—	US$	19,838	N/A	US$	19,838
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,945	N/A	US$	2,945
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,935	N/A	US$	2,935
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,111	N/A	US$	3,111
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,353	N/A	US$	5,353
	Federal Natl Mtg Assn Medium	—	”	—	US$	3,414	N/A	US$	3,414
	Federal Natl Mtg Assn	—	”	—	US$	4,996	N/A	US$	4,996
	Tennessee Valley Auth	—	”	—	US$	6,014	N/A	US$	6,014

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	6,256	N/A	US$	6,256
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance
		Financial									Carrying Value	Gain (Loss) on		Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$	Shares/Units	Amount (US$	Shares/Units	Amount (US$	(US$ in	Disposal (US$	Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)	(in Thousands)	in Thousands)	(in Thousands)	in Thousands)	Thousands)	in Thousands)	(in Thousands)	(Note 2)
The Company	Government Bond
	2004 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	$999,779	—	$200,280	—	$—	$—	$—	—	$1,192,162
	2003 Government Bond Series B	”	”	—	—	998,288	—	1,348,634	—	—	—	—	—	2,344,207
	2004 Government Bond Series G	”	”	—	—	—	—	201,561	—	—	—	—	—	198,586
	2006 Government Bond Series D	”	”	—	—	—	—	400,778	—	—	—	—	—	398,578
	2005 Government Bond Series A	Held-to-maturity financial assets	”	—	—	3,049,919	—	—	—	3,050,000	3,050,000	—	—	—
	2002 Government Bond Series B	”	”	—	—	350,399	—	—	—	350,000	350,000	—	—	—

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	22,219	3,655,939	—	—	9,980	1,650,000	1,621,826	28,174	12,239	2,028,897
	ING Taiwan Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	175,156	2,639,459	—	—	175,156	2,656,012	2,604,862	51,150	—	—
	Cathay Bond	”	Cathay Securities Investment Trust Co., Ltd.	—	109,720	1,265,092	—	—	109,720	1,271,995	1,251,264	20,731	—	—
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	93,312	1,314,669	—	—	14,180	200,000	197,557	2,443	79,132	1,123,358
	Dresdner Bond DAM Fund	”	Allianz Global Investors Taiwan Ltd.	—	95,553	1,107,206	—	—	41,267	480,000	472,022	7,978	54,286	633,827
	JF Taiwan First Bond Fund	”	JF Asset Management (Taiwan) Limited	—	66,826	939,082	—	—	66,826	944,083	926,945	17,138	—	—
	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Limited	—	85,145	1,299,088	—	—	58,603	900,000	883,347	16,653	26,542	408,003
	ING Taiwan select Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	76,593	868,076	—	—	76,593	872,639	857,682	14,957	—	—
	TIIM High Yield	”	Taiwan International Investment management	—	44,685	554,863	—	—	44,685	557,263	550,724	6,539	—	—
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	103,751	1,516,294	—	—	20,445	300,000	295,582	4,418	83,306	1,226,681
	Jih Sun Bond Fund	”	Jih Sun Securities Investment Trust Co., Ltd.	—	88,165	1,202,901	—	—	88,165	1,209,618	1,200,000	9,618	—	—
	AIG Taiwan Bond Fund	”	AIG Global Asset management Corporation(Taiwan) Ltd.	—	78,629	1,002,595	—	—	78,629	1,008,733	1,000,000	8,733	—	—
	Shinkong Chi Shin Bond Fund	”	Shinkong Investment Trust Co., Ltd.	—	62,183	890,660	—	—	62,183	896,299	879,940	16,359	—	—
	President James Bond	”	President Investment Trust Co., Ltd.	—	65,496	1,010,426	—	—	65,496	1,016,917	1,000,599	16,318	—	—
	Mega Diamond Bond Fund	”	Mega Investment Trust Co., Ltd.	—	139,333	1,602,947	—	—	69,071	800,000	793,155	6,845	70,262	814,510
	Fuh Hwa Bond	”	Fuh Hwa Investment Trust Co., Ltd.	—	125,122	1,667,908	—	—	22,339	300,000	295,611	4,389	102,783	1,380,442
	Taishin Lucky Fund	”	Taishin Investment Trust Co., Ltd.	—	78,624	806,386	—	—	9,679	100,000	98,476	1,524	68,945	712,420
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Corporate Bond
	Taiwan Power Company	Held-to-maturity financial assets	Chung Shing Bills Finance Corp.	—	—		$4,080,391	—		$—	—		$825,000		$825,000		$—	—		$3,262,876
	Formosa Plastic Corporation	”	”	—	—		516,663	—		—	—		136,000		136,000		—	—		386,989
	Nan Ya Plastics Corporation	”	”	—	—		2,773,810	—		—	—		772,000		772,000		—	—		2,003,757

	Stock
	Xintec, Inc.	Investment accounted for using equity method	—	Investee with a controlling interest	—		—	90,526		1,357,890	—		—		—		—	90,526		1,366,816

	Capital
	VTAF II	Investment accounted for using equity method	—	Subsidiary	—		733,130	—		134,165	—		—		—		—	—		858,453
	VTAF III	”	—	Subsidiary	—		228,005	—		542,831	—		—		—		—	—		756,146

TSMC Global	Government Bond
	United States Treas Nt	Available-for-sale financial assets	—	—	—		—	—	US$	5,059	—	US$	5,007	US$	5,059	US$	(52)	—		—
	United States Treas Nt	”	—	—	—		—	—	US$	42,302	—	US$	16,173	US$	16,174	US$	(1)	—	US$	26,065
	United States Treas Nts	”	—	—	—	US$	5,936	—		—	—	US$	5,936	US$	5,944	US$	(8)	—		—
	United States Treas Nts	”	—	—	—	US$	12,350	—		—	—	US$	9,860	US$	9,826	US$	34	—	US$	2,480
	United States Treas Nts	”	—	—	—	US$	4,009	—		—	—	US$	4,019	US$	3,996	US$	23	—		—
	United States Treas Nts	”	—	—	—		—	—	US$	204,525	—	US$	163,117	US$	163,324	US$	(207)	—	US$	41,177
	United States Treas Nts	”	—	—	—		—	—	US$	34,573	—	US$	34,574	US$	34,573	US$	1	—		—
	United States Treas Nts	”	—	—	—	US$	56,526	—	US$	131,185	—	US$	187,636	US$	187,804	US$	(168)	—		—
	United States Treas Nts	”	—	—	—	US$	60,929	—		—	—	US$	43,769	US$	44,153	US$	(384)	—	US$	16,896
	United States Treas Nts	”	—	—	—		—	—	US$	52,529	—	US$	5,997	US$	5,994	US$	3	—	US$	46,322
	United States Treas Nts	”	—	—	—		—	—	US$	16,788	—	US$	11,017	US$	11,032	US$	(15)	—	US$	5,724
	United States Treas Nts	”	—	—	—		—	—	US$	20,692	—		—		—		—	—	US$	20,611
	United States Treas Nts	”	—	—	—		—	—	US$	17,331	—	US$	2,562	US$	2,586	US$	(24)	—	US$	14,742
	United States Treas Nts	”	—	—	—		—	—	US$	17,464	—	US$	11,690	US$	11,656	US$	34	—	US$	5,829
	Us Treas Nts	”	—	—	—		—	—	US$	14,102	—	US$	3,793	US$	3,801	US$	(8)	—	US$	10,290

	Corporate Bonds
	American Express Co.	Available-for-sale financial assets	—	—	—	US$	3,452	—		—	—	US$	3,466	US$	3,431	US$	35	—		—
	American Honda Fin Corp. Mtn	”	—	—	—	US$	3,092	—	US$	6,220	—		—		—		—	—	US$	9,310
	Bear Stearns Cos, Inc.	”	—	—	—	US$	3,379	—		—	—	US$	3,395	US$	3,340	US$	55	—		—
	Bp Cap Mkts P L C	”	—	—	—		—	—	US$	4,496	—		—		—		—	—	US$	4,447
	Burlington Res, Inc.	”	—	—	—		—	—	US$	3,648	—		—		—		—	—	US$	3,639
	Credit Suisse First Boston Usa	”	—	—	—		—	—	US$	3,175	—		—		—		—	—	US$	3,119
	Deere John Cap Corp.	”	—	—	—	US$	4,928	—		—	—	US$	4,945	US$	4,899	US$	46	—		—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	5,900	—		—		—		—	—	US$	5,927
	European Invt Bk	”	—	—	—	US$	3,970	—		—	—	US$	3,973	US$	3,930	US$	43	—		—
	General Elec Cap Corp. Mtn	”	—	—	—	US$	8,759	—		—	—	US$	7,627	US$	7,559	US$	68	—	US$	1,167
	Genworth Finl, Inc.	”	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,245
	Goldman Sachs Group, Inc.	”	—	—	—	US$	3,456	—		—	—	US$	3,471	US$	3,453	US$	18	—		—
	Goldman Sachs Group, Inc.	”	—	—	—	US$	4,989	—		—	—	US$	5,011	US$	4,941	US$	70	—		—
	Hbos Plc Medium Term Sr Nts	”	—	—	—	US$	3,205	—		—	—	US$	3,215	US$	3,182	US$	33	—		—
	Household Fin Corp.	”	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,075
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Hsbc Fin Corp.	Available-for-sale financial assets	—	—	—	US$	3,028	—	US$	—	—	US$	3,028	US$	3,028	US$	—	—	US$	—
	Hsbc Fin Corp. Mtn	”	—	—	—	US$	5,096	—		—	—	US$	5,114	US$	5,066	US$	48	—		—
	International Business Machs	”	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,455
	Lehman Brothers Hldgs, Inc.	”	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,150
	Lehman Brothers Hldgs, Inc.	”	—	—	—	US$	3,150	—		—	—	US$	3,152	US$	3,150	US$	2	—		—
	Massmutual Global Fdg Ii Mtn	”	—	—	—		—	—	US$	3,647	—		—		—		—	—	US$	3,627
	Merrill Lynch + Co., Inc.	”	—	—	—	US$	3,453	—		—	—	US$	3,464	US$	3,426	US$	38	—		—
	Merrill Lynch + Co., Inc.	”	—	—	—	US$	4,865	—		—	—	US$	4,880	US$	4,842	US$	38	—		—
	Morgan Stanley	”	—	—	—	US$	2,126	—	US$	3,337	—		—		—		—	—	US$	5,458
	Nucor Corp.	”	—	—	—	US$	3,797	—		—	—	US$	3,790	US$	3,811	US$	(21)	—		—
	Slm Corp. Medium Term Nts	”	—	—	—	US$	8,998	—		—	—	US$	9,008	US$	8,949	US$	59	—		—
	Wachovia Corp. New	”	—	—	—		—	—	US$	3,491	—		—		—		—	—	US$	3,479
	Wachovia Corp. New	”	—	—	—	US$	2,040	—	US$	1,534	—	US$	3,563	US$	3,582	US$	(19)	—		—
	Wachovia Corp. New	”	—	—	—		—	—	US$	3,100	—		—		—		—	—	US$	3,125
	Washington Mut Bk Fa	”	—	—	—	US$	3,997	—		—	—	US$	3,998	US$	4,000	US$	(2)	—		—

	Corporate issued asset-backed securities
	Credit Suisse First Boston Mtg	Available-for-sale financial assets	—	—	—		—	—	US$	7,613	—		—		—		—	—	US$	7,629
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	7,654	—		—		—		—	—	US$	7,677
	Gsamp Tr	”	—	—	—	US$	4,251	—		—	—	US$	3,868	US$	4,241	US$	(373)	—		—
	Honda Auto Receivables	”	—	—	—		—	—	US$	3,373	—		—		—		—	—	US$	3,362
	Mbna Cr Card Master Nt Tr	”	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,449
	Mbna Master Cr Card Tr Ii	”	—	—	—	US$	7,605	—		—	—	US$	7,552	US$	7,653	US$	(101)	—		—
	Nissan Auto Receivables	”	—	—	—	US$	3,928	—		—	—	US$	3,928	US$	3,943	US$	(15)	—		—
	Providian Gateway Owner Tr	”	—	—	—	US$	3,942	—		—	—	US$	3,961	US$	3,911	US$	50	—		—
	Tw Hotel Fdg 2005 Llc	”	—	—	—	US$	4,103	—		—	—	US$	3,325	US$	3,338	US$	(13)	—		—
	Wamu Mtg	”	—	—	—		—	—	US$	3,656	—		—		—		—	—	US$	3,545
	Wamu Mtg Pass Thru Ctfs Tr	”	—	—	—		—	—	US$	4,854	—		—		—		—	—	US$	4,405
	Wells Fargo Finl Auto Owner Tr	”	—	—	—	US$	4,986	—		—	—	US$	3,535	US$	3,515	US$	20	—		—

	Agency Bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—		—	—	US$	4,378	—		—		—		—	—	US$	4,388
	Fed Hm Ln Pc Pool 1g1411	”	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	4,126
	Fed Hm Ln Pc Pool 1g1921	”	—	—	—		—	—	US$	4,404	—		—		—		—	—	US$	4,344
	Fed Hm Ln Pc Pool 1g2593	”	—	—	—		—	—	US$	5,600	—		—		—		—	—	US$	5,554
	Fed Hm Ln Pc Pool 1j0410	”	—	—	—		—	—	US$	6,024	—		—		—		—	—	US$	5,820
	Fed Hm Ln Pc Pool G12009	”	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,900
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	6,513	—		—		—		—	—	US$	5,996
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,868	—		—		—		—	—	US$	3,876
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,354	—		—		—		—	—	US$	4,119
	Federal National Mort Assoc	”	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,192
	Fnma Pool 888249	”	—	—	—		—	—	US$	4,822	—		—		—		—	—	US$	4,672
	Fnma Pool 888388	”	—	—	—		—	—	US$	6,530	—		—		—		—	—	US$	6,540
	Fnma Pool 900296	”	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	3,513
	Fed Home Ln Bank	”	—	—	—		—	—	US$	5,035	—		—		—		—	—	US$	4,986
	Federal Farm Cr Bks	”	—	—	—		—	—	US$	3,411	—		—		—		—	—	US$	3,380
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,365	—		—		—		—	—	US$	5,352
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
		Financial												Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	Amount (US$		Shares/Units	Amount (US$		Shares/Units	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	Name	Account	Counter-party	Relationship	(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		(in Thousands)	in Thousands)		Thousands)		in Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Bks	Available-for-sale financial assets	—	—	—	US$	4,920	—	US$	—	—	US$	4,938	US$	4,872	US$	66	—	US$	—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,494	—		—		—		—	—	US$	4,478
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,983	—		—		—		—	—	US$	8,972
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,440	—		—	—	US$	6,453	US$	6,410	US$	43	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,000	—		—		—		—	—	US$	5,987
	Federal Home Loan Bank	”	—	—	—		—	—	US$	4,518	—		—		—		—	—	US$	4,477
	Federal Home Loan Bank	”	—	—	—		—	—	US$	5,083	—	US$	4,981	US$	5,083	US$	(102)	—		—
	Federal Home Loan Bank	”	—	—	—		—	—	US$	3,453	—		—		—		—	—	US$	3,443
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,982	—		—		—		—	—	US$	4,983
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	6,500	—		—		—		—	—	US$	6,485
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	8,458	—		—		—		—	—	US$	8,477
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,997	—		—		—		—	—	US$	4,967
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,470
	Federal Natl Mtg Assn	”	—	—	—	US$	14,973	—		—	—	US$	14,993	US$	14,931	US$	62	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,368	—		—		—		—	—	US$	4,297
	Federal Natl Mtg Assn	”	—	—	—	US$	6,511	—		—	—	US$	6,514	US$	6,516	US$	(2)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,943	—		—	—	US$	3,957	US$	3,950	US$	7	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	10,467	—		—	—	US$	10,477	US$	10,459	US$	18	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,994	—		—		—		—	—	US$	4,996
	Federal Natl Mtg Assn	”	—	—	—	US$	5,915	—		—	—	US$	5,933	US$	5,885	US$	48	—		—

Note 1:	The proceeds of bond investments matured are excluded.

Note 2:	The ending balance included the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab 14	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-NA	Subsidiary	Sales	$83,546,469	60	Net 30 days after invoice date	—	—	$20,642,259	55
	GUC	Investee with a controlling interest	Sales	427,557	—	Net 30 days after monthly closing	—	—	32,762	—
	WaferTech	Indirect subsidiary	Purchases	4,804,106	21	Net 30 days after monthly closing	—	—	(804,285)	8
	SSMC	Investee accounted for using equity method	Purchases	2,765,116	12	Net 30 days after monthly closing	—	—	(728,808)	7
	TSMC-Shanghai	Subsidiary	Purchases	2,485,579	11	Net 30 days after monthly closing	—	—	(611,054)	6
	VIS	Investee accounted for using equity method	Purchases	1,681,324	8	Net 30 days after monthly closing	—	—	(780,221)	7
GUC	TSMC-NA	Same parent company	Purchases	697,701	66	Net 30 days after invoice date/Net 45 days after monthly closing	—	—	(149,929)	33
Xintec	VisEra	Same president	Sales	1,033,712	76	Net 45 days after shipping	—	—	332,178	66
	OmniVision	Director (represented for Xintec)	Sales	110,776	8	Net 45 days after shipping	—	—	110,222	22

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts
The Company	TSMC-NA	Subsidiary	$20,730,390	41	$5,312,050	—	$11,951,492	$—
	VIS	Investee accounted for using equity method	809,153	—	87,894	—	87,894	—
	VisEra	Investee accounted for using equity method	147,332	30	—	—	—	—

Xintec	VisEra	Same president	332,178	64	133	Accelerate demand on account receivable	—	—
	OmniVision	Director (represented for Xintec)	110,222	91	—	—	—	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
				Original Investment Amount		Balance as of June 30, 2007			Net Income	Earnings
					December 31,	Shares (in	Percentage of	Carrying Value	(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2007	2006	Thousands)	Ownership	(Note 1)	Investee	(Note 2)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,613,633	$1,014,649	$1,014,649	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,053,657	292,101	292,101	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	8,799,540	(503,187)	(496,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,289,538	1,035,374	303,100	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,637,861	1,914,583	448,057	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,567,193	127,093	127,093	Subsidiary
	TSMC-NA	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,207,039	185,026	185,026	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	90,526	43	1,366,816	117,703	33,550	Investee with a controlling interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	919,630	785,465	—	98	858,453	(10,994)	(10,774)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	786,376	243,545	—	98	756,146	(11,153)	(10,930)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,394,208	1,418,717	—	99	717,200	(38,158)	(37,967)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	41,263	38	694,111	332,078	115,990	Investee with a controlling interest
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	168,359	52,759	1,926	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	166,857	52,473	1,544	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,250	1,551	1,551	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	65,109	14,011	14,011	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	15,514	651	651	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: Equity in earnings/losses of investees have already deducted the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the		Inward
		Paid-in Capital		January 1, 2007	Outflow		June 30, 2007		Earnings	Carrying Value	Remittance of
		(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Main Businesses and Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2007	June 30, 2007
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(496,220)	$8,799,540	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY BUSINESS RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE SIX MONTHS ENDED JUNE 30, 2007

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
				Sales	$83,546,469	—	60%
		TSMC-NA	1	Receivables from related parties	20,642,259	—	3%
				Other receivables from related parties	88,131	—	—
				Payables to related parties	22,342	—	—

				Sales	13,717	—	—
				Purchases	2,485,579	—	2%
				Gain on disposal of property, plant and equipment	108,802	—	—
		TSMC-Shanghai	1	Technical service income	59,823	—	—
				Other receivables from related parties	60,263	—	—
				Payables to related parties	611,054	—	—
				Deferred credits	617,113	—	—

		TSMC-Japan	1	Marketing expenses - commission	115,663	—	—
				Payables to related parties	42,468	—	—

0	TSMC	TSMC-Europe	1	Marketing expenses - commission	146,354	—	—
				Payables to related parties	58,105	—	—

		TSMC-Korea	1	Marketing expenses - commission	10,713	—	—

				Sales	427,557	—	—
				General and administrative expenses - rental	3,473	—	—
		GUC	1	Research and development expenses	33,483	—	—
				Receivables from related parties	32,762	—	—
				Other receivables from related parties	52,817	—	—
				Payables to related parties	6,910	—	—

		TSMC Technology	1	Payables to related parties	43,971	—	—
				Research and development expenses	145,596	—	—

		WaferTech	1	Purchases	4,804,106	—	3%
				Payables to related parties	804,285	—	—

1	TSMC International	TSMC Technology	3	Deferred royalty income	646,424	—	—

2	TSMC Partners	TSMC International	3	Other receivables	9,990,661	—	2%
				Deferred revenue	8,852,419	—	1%

3	GUC			Purchases	697,701	—	—
		TSMC-NA	3	Manufacturing overhead	134,023	—	—
				Payables to related parties	149,929	—	—

		GUC-NA	3	Operating expenses	25,266	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.

No. 3 represents transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Continued)

B. FOR THE SIX MONTHS ENDED JUNE 30, 2006

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
		TSMC-NA	1	Sales	$94,075,632	—	59%
				Receivables from related parties	22,374,338	—	4%
				Other receivables from related parties	205,327	—	—
				Payables to related parties	44,352	—	—

		TSMC-Shanghai	1	Sales	19,926	—	—
				Purchases	1,918,584	—	1%
				Gain on disposal of property, plant and equipment	82,010	—	—
				Technical service income	41,881	—	—
				Proceeds from disposal of property, plant and equipment	173,299	—	—
				Other receivables from related parties	167,585	—	—
				Payables to related parties	401,379	—	—
				Deferred credits	635,124	—	—

		TSMC-Japan	1	Marketing expenses - commission	125,553	—	—
0	TSMC			Payables to related parties	45,176	—	—

		TSMC-Europe	1	Marketing expenses - commission	116,934	—	—
				Payables to related parties	9,604	—	—

				Sales	332,080	—	—
				Research and development expenses	19,582	—	—
		GUC	1	General and administrative expenses - rental	7,659	—	—
				Receivables from related parties	148,386	—	—
				Payables to related parties	12,804	—	—

		TSMC Technology	1	Other receivables from related parties	485,449	—	—
				Payables to related parties	6,453	—	—

		WaferTech	1	Purchases	6,505,148	—	4%
				Payables to related parties	1,155,023	—	—

1	TSMC International	TSMC Development	3	Interest income	7,963	—	—
		TSMC Technology	3	Deferred royalty income	639,789	—	—

2	TSMC Partners	TSMC International	3	Other receivables	9,943,193	—	2%
				Deferred revenue	8,761,555	—	1%

3	TSMC Technology	WaferTech	3	Management service income	6,719	—	—

				Purchases	253,238	—	—
		TSMC-NA	3	Manufacturing overhead	186,954	—	—
4	GUC			Payables to related parties	75,348	—	—

		GUC-NA	3	Operating expenses	19,534	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.

No. 3 represents transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 21, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer